As filed June 4, 2009	File No. 333-145360

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 3 TO
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Healthy Fast Food, Inc.
(Exact name of registrant as specified in its charter)

Nevada (State or jurisdiction of incorporation or organization)	5812 (Primary Standard Industrial Classification Code Number)	43-2092180 (I.R.S. Employer Identification No.)

1075 American Pacific, Suite C
Henderson, Nevada 89074
(702) 448-5301
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Henry E. Cartwright, President
Healthy Fast Food, Inc.
1075 American Pacific, Suite C
Henderson, Nevada 89074
 (702) 448-5301
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications to:
Fay M. Matsukage, Esq. Dean M. Smurthwaite, Esq. Dill Dill Carr Stonbraker & Hutchings, P.C. 455 Sherman Street, Suite 300 Denver, Colorado 80203 (303) 777-3737; (303) 777-3823 fax

Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [  ] ________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [  ] ________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [  ] ________

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer [ ] Non-accelerated filer [ ]	Accelerated filer [ ] Smaller reporting company [X]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-145360) is being filed in order to update the prospectus included in this registration statement as required by Section 10(a)(3) of the Securities Act of 1933, as amended, to reflect the registrant’s annual report on Form 10-K for the fiscal year ended December 31, 2008, as filed with the Securities and Exchange Commission on March 27, 2009, and the registrant’s quarterly report on Form 10-Q for the quarter ended March 31, 2009, as filed with the Securities and Exchange Commission on May 14, 2009.

The information in this prospectus is not complete and may be changed. We have filed a registration statement with the Securities and Exchange Commission relating to this offering. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated June 4 , 2009

PRELIMINARY PROSPECTUS

3,000,000 Shares of Common Stock

100,000 Class A Warrants

200,000 Class B Warrants

Healthy Fast Food, Inc.

This prospectus covers the sale of up to (a) 3,000,000 shares of our common stock to be issued upon the exercise of redeemable Class A warrants and non-redeemable Class B warrants issued in our initial public offering as a component of the units sold by us in the offering, (b) 100,000 shares of our common stock, 100,000 Class A warrants and 200,000 Class B warrants to be issued upon the exercise of the underwriter’s warrants issued by us in connection with our initial public offering, and (c) 300,000 shares of our common stock to be issued upon the exercise of the Class A warrants and Class B warrants underlying the underwriter’s warrants.

Our initial public offering was completed on March 19, 2008.  Holders of the Class A warrants and Class B warrants issued as a component of the units sold by us in the offering may purchase one share of common stock for each warrant exercised.  The Class A warrants and the Class B warrants are exercisable at $5.10 per share and $10.20 per share, respectively, at any time on or before March 19, 2013.

The underwriter’s warrants were issued by us in connection with our initial public offering and are dated as of March 25, 2008.  The holder of the underwriter’s warrants may purchase up to an aggregate of 100,000 units, each unit consisting of one share of our common stock, one Class A warrant and two class B warrants, each warrant to purchase one share of common stock.  The underwriter’s warrants are exercisable at $6.12 per unit and expire March 19, 2013.

If all of the Class A warrants, Class B warrants, and the underwriter’s warrants are exercised, including the Class A warrants and Class B warrants underlying the underwriter’s warrants, we will receive proceeds of up to $28,662,000 before deducting expenses estimated at $15,000 and payment of warrant solicitation fees of up to $1,275,000.

Our common stock, Class A warrants and Class B warrants are quoted on the OTC Bulletin Board under the symbols “HFFI,” “HFFIW” and “HFFIZ.”  The closing bid prices of the common stock, Class A warrants and Class B warrants on June 1, 2009 were $0.80 , $0.05 and $0.06, respectively.

These are speculative securities.  Investing in the securities involves significant risks.  The Company is considered to be in unsound financial condition.  You should purchase these securities only if you can afford a complete loss of your investment.  See “Risk Factors” beginning on page 7 .

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is ____________, 2009.

u-swirl FROZEN YOGURT

- 16 Flavors
- Self-Serve
- Over 60 Toppings
- Pay by the Ounce

- Café Setting
- Indoor Seating for 50+
- Outdoor Seating

TABLE OF CONTENTS
Page
PROSPECTUS SUMMARY	4
RISK FACTORS	7
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	13
USE OF PROCEEDS	13
PLAN OF DISTRIBUTION	13
MARKET FOR COMMON EQUITY	14
DIVIDEND POLICY	15
CAPITALIZATION	15
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	16
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	22
BUSINESS	23
MANAGEMENT	28
EXECUTIVE COMPENSATION	31
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	33
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	35
DESCRIPTION OF SECURITIES	36
SHARES ELIGIBLE FOR FUTURE SALE	40
LEGAL MATTERS	41
EXPERTS	41
WHERE YOU CAN FIND MORE INFORMATION	41
INDEX TO FINANCIAL STATEMENTS	42

Notice to California investors: Each purchaser of securities in California must meet one of the following suitability standards: (1) annual gross income of at least $65,000, plus liquid net worth (exclusive of home, home furnishings and automobile) of at least $250,000; or (2) liquid net worth of at least $500,000, regardless of annual gross income.

Notice to Oregon investors: Each purchaser of securities in Oregon must meet one of the following suitability standards: (1) an annual gross income of not less than $75,000 plus $75,000 net worth exclusive of home and automobiles; or (2) net worth of not less than $250,000 exclusive of home and automobiles.

Notice to Washington investors: Each purchaser of securities in Washington must meet one of the following suitability standards: (1) a minimum annual gross income of $70,000 and a minimum net worth of $70,000, exclusive of automobile, home and home furnishings; or (2) a minimum net worth of $250,000, exclusive of automobile, home and home furnishings.

EVOS USA, INC. IS NOT DIRECTLY OR INDIRECTLY THE ISSUER OF THE SECURITIES OFFERED HEREBY AND ASSUMES NO RESPONSIBILITY WITH RESPECT TO THIS OFFERING AND/OR THE ADEQUACY OR ACCURACY OF THE INFORMATION DESCRIBED HEREIN, INCLUDING ANY STATEMENTS MADE WITH RESPECT TO IT.  EVOS USA, INC. DOES NOT ENDORSE OR MAKE ANY RECOMMENDATION WITH RESPECT TO THE INVESTMENT CONTEMPLATED BY THIS OFFERING.

The EVOS® name, design, logos and related marks are registered trademarks/service marks of EVOS Food Creations, Inc., an affiliate of EVOS USA, Inc.  This prospectus also includes tradenames, trademarks and service marks of other companies and organizations.

PROSPECTUS SUMMARY

The following summary highlights selected information contained in this prospectus.  This summary does not contain all the information that may be important to you.  You should read the more detailed information contained in this prospectus, including but not limited to, the risk factors beginning on page 7 .  References to “we,” “us,” “our,” “Healthy Fast Food” or the “company” mean Healthy Fast Food, Inc.

Our Company

We are in the business of offering consumers a healthier alternative for meals and snacks.  We are launching a national chain of self-serve frozen yogurt stores called U-Swirl Frozen Yogurt and are franchising this concept.  We also own and operate two restaurants as a franchisee of EVOS USA, Inc., but are in discussions to terminate our relationship with that company.

We currently own and operate two U-Swirl Frozen Yogurt locations in the Las Vegas metropolitan area, and have one franchised location in Henderson, Nevada, a suburb of Las Vegas.  U-Swirl allows guests the ultimate choice in frozen yogurt by providing 16 non-fat flavors, including tart, traditional and no sugar-added options and more than 40 toppings, including seasonal fresh fruit, sauces, candy and granola.  Guests serve themselves and pay by the ounce instead of by the cup size.  An alternative to a coffee shop hang out, locations are furnished with couches and tables, patio seating and provide free Wi-Fi access.

We also own and operate two EVOS restaurants the Las Vegas metropolitan area.  The EVOS restaurant concept delivers healthier food in a fast food restaurant setting.  EVOS restaurants serve American favorites such as burgers, french fries, shakes and smoothies that are lower in fat and calories than most of the fast food restaurants that offer the same items.  EVOS restaurants also use cooking techniques, such as baking instead of frying, and high quality, healthy ingredients to create healthier items.

Our corporate offices are located at 1075 American Pacific, Suite C, Henderson, Nevada 89074, where our telephone number is (702) 448-5301.  Our company-owned U-Swirl locations in Las Vegas are at 305 North Nellis Avenue and at 7595 West Washington Avenue.   Our franchised location is at 790 Coronado Center Drive, Henderson, Nevada.   Our EVOS restaurants are located at 10895 South Eastern Avenue, Henderson, Nevada and 7541 West Lake Mead Boulevard, Las Vegas, Nevada.

Recent Events

We acquired the U-Swirl Frozen Yogurt concept in September 2008 from U Create Enterprises Incorporated (formerly U-Swirl Yogurt, Inc.), which is owned by the grandchildren and family of Henry E. Cartwright, our President, in consideration for 100,000 restricted shares of our common stock.  U Create Enterprises Incorporated continues to operate its frozen yogurt store in Henderson, Nevada, as our franchisee.  No license fees or royalties are charged with respect to this location, as U-Create Enterprises will permit USI to use the location as a training facility.  As this is our only franchised location at this time, the royalties we are foregoing represents all of the royalty income we could be receiving.  Had we charged royalties for the quarter ended March 31, 2009, we would have recognized $4,018.

We opened our first company-owned location in Las Vegas, Nevada, in March 2009, and opened a second location in the Las Vegas area in April 2009.  We plan to open two additional company-owned locations in the Las Vegas Valley in the summer of 2009.  All U-Swirl locations have inside seating for 50 people and outside patio seating.

As part of our effort to franchise the U-Swirl concept, we issued a Franchise Disclosure Document in November 2008 and filed it in certain states which require filing.  As of the date of this prospectus, we have not sold any franchises.

This Offering

We are registering 3,400,000 shares of our common stock issuable by us upon exercise of outstanding Class A warrants, Class warrants and the underwriter’s warrants.  These shares include:

•
3,000,000 shares issuable to public investors that received Class A warrants and Class B warrants from us as a component of the units sold in our initial public offering of securities.  The redeemable Class A warrants give those investors the right to purchase 1,000,000 shares of our common stock at $5.10 per share at any time on or before March 19, 2013.  The non-redeemable Class B warrants give those investors the right to purchase 2,000,000 shares of our common stock at $10.20 per share at any time on or before March 19, 2013.

•
400,000 shares issuable to the underwriter of our initial public offering pursuant to units issuable upon exercise of the underwriter’s warrants issued in connection with the offering (including shares issuable upon the exercise of the Class A warrants and Class B warrants underlying the units at $5.10 and $10.20 per share, respectively).

We are also registering 100,000 Class warrants and 200,000 Class B warrants issuable upon exercise of the underwriter’s warrants granted by us in connection with our initial public offering.  The holder of the underwriter’s warrants may purchase up to an aggregate of 100,000 units, each unit consisting of one share of our common stock, one Class A warrant and one Class B warrant, each warrant to purchase one share of common stock.  The underwriter’s warrants are exercisable at $6.12 per unit and expire on March 19, 2013.

Common stock outstanding	2,518,350 shares

Use of proceeds	For marketing, franchise development and working capital.

OTCBB symbols	Common stock: HFFI
Class A warrants: HFFIW
Class B warrants: HFFIZ

Risk factors
Investing in these securities involves a high degree of risk.  As an investor you should be able to bear a complete loss of your investment.  You should carefully consider the information set forth in the “Risk Factors” section of this prospectus.

We effected a 1-for-2 reverse stock split on our issued and outstanding shares of common stock as of June 30, 2007.  Unless the context indicates otherwise, all share and per-share common stock information in this prospectus:

•	assumes no exercise of the Class A and Class B warrants;

•	assumes no exercise of the underwriter’s warrants to purchase a total of 100,000 units;

•	excludes 470,000 shares reserved under our 2007 Stock Option Plan;

•	assumes no exercise of any other outstanding warrants or options; and

•	gives effect to the 1-for-2 reverse stock split.

Summary Financial Data

The following summary financial data is derived from our interim (unaudited) financial statements for the three months ended March 31, 2009 and 2008 and audited financial statements for the years ended December 31, 2008, 2007 and 2006 and the period from November 1, 2005 (inception) through December 31, 2005.  You should read this summary financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements.

INCOME STATEMENT DATA:
	Three Months Ended March 31,		Year Ended December 31,			November 1, 2007 (inception through
	2009	2008	2008	2007	2006	December 31, 2005
Revenues	$260,513	$200,798	$665,458	$970,163	$131,870	$—
Net loss	$(347,280)	$(277,503)	$(1,603,166)	$(736,381)	$(337,073)	$(424)
Net loss per common share (basic and diluted)	$(0.14)	$(0.13)	$(0.73)	$(0.57)	$(0.39)	$(0.00)

BALANCE SHEET DATA:
		December 31,
	March 31, 2009	2008	2007	2006	2005
Working capital (deficit)	$2,188,109	$3,297,263	$500,035	$(287,069)	$1,326
Total assets	$4,101,775	$4,519,122	$1,661,631	$795,184	$10,126
Long-term debt	$—	$—	$—	$—	$—
Stockholders’ equity	$3,772,223	$4,119,503	$1,438,487	$331,618	$1,326

RISK FACTORS

An investment in our securities involves a high degree of risk and many uncertainties.  You should carefully consider the specific factors listed below, together with the cautionary statement that follows this section and the other information included in this prospectus.  If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the trading price of our securities could fall, causing you to lose some or all of your investment in our securities.  The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.

Risks Related to Our Business

The fast-food segment of the restaurant industry is highly competitive.

We operate in the fast food segment of the restaurant industry, which is highly competitive with respect to, among other things, taste, consumer trends, price, food quality and presentation, service, location and the ambiance and condition of the restaurant.  Our competition includes a variety of locally owned restaurants, as well as national and regional chains.  Our competitors offer dine-in, carry-out, delivery and drive-through services.  Most of our competitors have existed longer and often have a more established brand and market presence with substantially greater financial, marketing, personnel and other resources than us.  Among our main competitors are a number of multi-unit, multi-market healthier fast food restaurant concepts, some of which are expanding nationally.  As we expand, our existing restaurants may face competition from new restaurants that begin operating in existing markets.

Several of our competitors compete by offering menu items that are specifically identified as low in fat, carbohydrates and calories, better for customers, or otherwise targeted at healthier consumer preferences.  Many of our competitors in the fast food segment of the restaurant industry also emphasize lower cost, “value meal” menu options.

Moreover, new companies will likely enter our healthy fast food markets and target our customers.  For example, additional competitive pressures have come recently from the deli sections and in-store cafés of several major grocery chains, including those targeted at customers who want higher quality and healthier food, as well as from convenience stores and casual dining outlets.  These competitors may have, among other things, lower operating costs, better locations, better brand awareness, better facilities, better management, more effective marketing and more efficient operations than we do.

We also expect to compete for restaurant locations with other fast food restaurants.  Until the U-Swirl name is better recognized, landlords may prefer well-known fast food restaurants over us and we may experience difficulties in securing desirable restaurant locations.

All of these competitive factors may adversely affect us and reduce our sales and profits.

We face risks associated with the expansion of our restaurant operations.

The success of our business model depends on our ability to open either company-owned or franchised restaurants and on our ability to operate and manage our growing operations.  Our ability to expand successfully will depend upon a number of factors, including the following:

•	the availability and cost of suitable restaurant locations for development;

•	the hiring, training, and retention of additional management and restaurant personnel in each local market;

•	obtaining financing and negotiating leases with acceptable terms;

•	managing construction and development costs of new restaurants at affordable levels, particularly in competitive markets;

•	the availability of construction materials and labor;

•	securing required governmental approvals (including construction, parking and other permits) in a timely manner;

•	the continued development and implementation of management information systems;

•	competitive factors; and

•	general economic and business conditions.

Increased construction costs and delays resulting from governmental regulatory approvals, strikes, or work stoppages, adverse weather conditions, and various acts of God may also affect the opening of new restaurants.  Moreover, newly opened restaurants may operate at a loss for a period following their initial opening.  The length of this period will depend upon a number of factors, including the time of the year the restaurant is opened, the sales volume, and our ability to control costs.

We may not successfully achieve our expansion goals.  Additional restaurants that we develop may not be profitable.  In addition, the opening of additional restaurants in an existing market may have the effect of drawing customers from and reducing the sales volume of our existing restaurants in those markets.

We may not be able to successfully execute a franchising and area developer strategy.

To achieve our expansion goals within our desired timeframe, we have adopted a franchising and area developer model into our business strategy.  We plan to open company-owned frozen yogurt locations and to solicit area developers for our U-Swirl concept.  We may not be successful in attracting franchisees and developers to the U-Swirl concept or identifying franchisees and developers that have the business abilities or access to financial resources necessary to open our frozen yogurt locations or to develop or operate successfully our frozen yogurt locations in a manner consistent with our standards.  Incorporating a franchising and area developer model into our strategy has required us to devote significant management and financial resources to prepare for and support the eventual sale of franchises.  If we are not successful in incorporating a franchising or area developer model into our strategy, we may experience delays in our growth, or may not be able to expand and grow our business.

Our expansion into new markets may present increased risks due to our unfamiliarity with those areas and our target customers’ unfamiliarity with the U-Swirl brand.

We plan to launch U-Swirl as a national frozen yogurt chain.  Consumers in any markets we enter will not be familiar with the U-Swirl brand, and we will need to build brand awareness in those markets through significant investments in advertising and promotional activity.  We may find it more difficult in our markets to secure desirable locations and to hire, motivate and keep qualified employees.

We are an early-stage venture with little operating history, and our prospects are difficult to evaluate.

We operated only one restaurant from October 2006 to November 2008.  In November 2008, we opened our second restaurant and in March and April 2009, we opened our first two frozen yogurt locations .  Our activities prior to October 2006 were limited to developing our business and raising capital to implement our business plan.  Therefore, there is little historical financial information related to operations available upon which you may base your evaluation of our business and prospects.  The revenue and income potential of our business is unproven.  If we are unable to develop our business, we will not achieve our goals and could suffer economic loss or collapse, in which case you may lose your entire investment.

We expect to incur losses in the near future, which may impact our ability to implement our business strategy and adversely affect our financial condition.

We expect to significantly increase our operating expenses by expanding our marketing activities and increasing our level of capital expenditures in order to grow our business.  Such increases in operating expense levels and capital expenditures may adversely affect our operating results if we are unable to immediately realize benefits from such expenditures.  In addition, if we are unable to manage a significant increase in operating expenses, our liquidity will likely decrease and negatively impact our cash flow and ability to sustain operations.  In turn, this would have a negative impact on our financial condition and share price.

We have experience increased operating expenses as a result of becoming a public company following our initial public offering.  We cannot assure you that we will be profitable or generate sufficient profits from operations in the future.  If our revenues do not grow, we may experience a loss in one or more future periods.  We may not be able to reduce or maintain our expenses in response to any decrease in our revenue, which may impact our ability to implement our business strategy and adversely affect our financial condition.  This would also have a negative impact on our share price.

Food safety and food-borne illness concerns may have an adverse effect on our business.

We dedicate substantial resources to ensure that our customers enjoy safe, quality food products.  However, food-borne illnesses (such as E. coli, hepatitis A, trichinosis or salmonella) and food safety issues are an ongoing issue in the restaurant industry.  If a food-borne illness or other food safety issues occur, whether at our restaurants and frozen yogurt locations, or a competitor’s restaurant, it is likely that negative publicity would adversely affect our sales and profitability.  If our customers become ill from food-borne illnesses, we might need to temporarily close our restaurants or frozen yogurt locations.  Separately, the occurrence of food-borne illnesses or food safety issues could adversely affect the price and availability of affected ingredients and could increase the cost of insurance.

We face risks associated with changes in customer tastes and preferences, spending patterns and demographic trends.

Changes in customer preferences, general economic conditions, discretionary spending priorities, demographic trends, traffic patterns and the type, number and location of competing restaurants affect the restaurant industry.  Our success depends to a significant extent on consumer confidence, which is influenced by general economic conditions, local and regional economic conditions in the markets in which we operate, and discretionary income levels.  Our sales may decline during economic downturns, which can be caused by various economic factors such as high gasoline prices, or during periods of uncertainty, such as those that followed the terrorist attacks on the United States in 2001.  Any material decline in consumer confidence or a decline in family “food away from home” spending could cause our sales, operating results, business or financial condition to decline.  If we fail to adapt to changes in customer preferences and trends, we may lose customers and our sales may deteriorate.

All of our operations are currently concentrated in one geographic area, making us vulnerable to downturns in the local economy.

All of our restaurants are located in Southern Nevada, including our franchised U-Swirl restaurants.  This concentration of operations in one geographic area makes us vulnerable to downturns in the local economy.  In particular, unemployment rates in the Las Vegas area increased from 5.1% in September 2007 to 8.8% in December 2008 (according to the Nevada Department of Employment, Training and Rehabilitation).  Management believes that this has caused a decline in our sales revenues, as consumers have less discretionary income.

Changes in commodity and other operating costs or supply chain and business disruptions could adversely affect our results of operations.

Changes in food and supply costs are a part of our business; any increase in the prices of our key ingredients, such as beef, chicken, cheese and produce could adversely affect our operating results.  We are susceptible to increases in food costs as a result of factors beyond our control, such as general economic conditions, seasonal fluctuations, weather conditions, demand, food safety concerns, product recalls, labor disputes and government regulations.  In addition to food, we purchase electricity, oil and natural gas needed to operate our restaurants and frozen yogurt locations, and suppliers purchase gasoline needed to transport food and supplies to us.  Any significant increase in energy costs could adversely affect our business through higher rates and the imposition of fuel surcharges by our suppliers.  Because we provide moderately priced food, we may choose not to, or be unable to, pass along commodity price increases to our customers.  Additionally, significant increases in gasoline prices could result in a decrease of customer traffic at our restaurants and frozen yogurt locations.  We rely on third-

party distribution companies to deliver food and supplies to our restaurants and frozen yogurt locations.  Interruption of distribution services due to financial distress or other issues could impact our operations.

Our operating costs also include premiums that we pay for our insurance (including workers’ compensation, general liability, property and health).  The cost of insurance has risen significantly in the past few years and we expect the cost to continue to increase in 2009.  In California, one of the areas in which we intend to sell U-Swirl franchises and/or open company-owned locations, we will face significantly higher benefits and costs for workers’ compensation claims as compared with other markets.  We may be unable to make the improvements in our operations to mitigate the effects of higher costs.

Failure to receive frequent deliveries of higher quality food ingredients and other supplies could harm our operations.

Our ability to maintain the menus at our restaurants and frozen yogurt locations depends in part on our ability to acquire ingredients that meet our specifications from reliable suppliers.  Interruptions or shortages in the supply of ingredients caused by unanticipated demand, problems in production or distribution, food contamination, inclement weather or other conditions could adversely affect the availability, quality and cost of our ingredients, which could harm our operations.  If any of our distributors or suppliers fails to perform adequately, or our distribution or supply relationships are disrupted for any reason, our business, financial condition, results of operations or cash flows could be adversely affected.  Our inability to replace or engage distributors or suppliers who meet our specifications in a short period of time could increase our expenses and cause shortages of food and other items at our restaurants and frozen yogurt locations, which could cause us to remove items from our menus.  If that were to happen, affected restaurants and frozen yogurt locations could experience significant reductions in sales during the shortage or thereafter, if our customers change their dining habits as a result.

In addition, our approach to competing in the restaurant industry depends in large part on our continued ability to adhere to a philosophy of “fresh and healthy.”  We use a substantial amount of naturally raised and organically grown ingredients, and try to make our food as fresh as we can, in light of pricing considerations.  As we increase our use of these ingredients, the ability of our suppliers to expand output or otherwise increase their supplies to meet our needs may be constrained.  Our inability to obtain a sufficient and consistent supply of these ingredients on a cost-effective basis, or at all, could cause us difficulties in aligning our brand with the principle of “fresh and healthy.”  That could make us less popular among our customers and cause sales to decline.

We may not persuade consumers of the benefits of paying our prices for higher quality food.

Our success depends in large part on our ability to persuade customers that food made with higher quality ingredients is worth the prices they will pay at our restaurants and frozen yogurt locations relative to prices offered by some of our competitors, particularly those in the traditional fast food segment.  We may not successfully educate customers about the quality of our food.  Even if can educate customers about the quality of our food, price may be a greater concern than healthy eating.

We could be party to litigation that could adversely affect us by increasing our expenses or subjecting us to material money damages and other remedies.

We are susceptible to claims filed by customers alleging that we are responsible for an illness or injury they suffered at or after a visit to our restaurants or frozen yogurt locations.   Should our efforts to franchise the U-Swirl concept be successful, we may also be subject to claims by dissatisfied franchisees.   Regardless of whether any claims against us are valid, or whether we are ultimately held liable, such litigation may be expensive to defend and may divert time and money away from our operations and hurt our performance.  A judgment for significant monetary damages in excess of any insurance coverage could adversely affect our financial condition or results of operations.  Any adverse publicity resulting from these allegations may also adversely affect our reputation, which in turn could adversely affect our results.

Employees may file claims or lawsuits against us based on discrimination or wrongful termination or based upon their rights created by the state laws wherein we do business.  These claims or lawsuits could result in unfavorable publicity and could have a material adverse effect on our business.

Compliance with governmental regulations may adversely affect our business operations.

We and our franchisees are subject to various federal, state and local regulations.  Our restaurants and frozen yogurt locations are subject to state and local licensing and regulation by health, sanitation, food and workplace safety and other agencies.  Requirements of local authorities with respect to zoning, land use, licensing, permitting and environmental factors could delay or prevent development of new restaurants in particular locations.

We are subject to the U.S. Americans with Disabilities Act and similar state laws that give civil rights protections to individuals with disabilities in the context of employment, public accommodations and other areas.  The expenses associated with any facilities modifications required by these laws could be material.  Our operations are also subject to the U.S. Fair Labor Standards Act, which governs such matters as minimum wages, overtime and other working conditions, family leave mandates and a variety of similar state laws that govern these and other employment law matters.  The compliance costs associated with these laws and evolving regulations could be substantial.

The operation of the franchise system is also subject to franchise laws and regulations enacted by a number of provinces and states and rules promulgated by the U.S. Federal Trade Commission.  Any future legislation regulating our future franchise relationships may negatively affect our operations.  Failure to comply with new or existing franchise laws and regulations in any jurisdiction or to obtain required government approvals could result in a ban or temporary suspension on future franchise sales.

The loss of our officers and directors or our failure to attract and retain additional key personnel could adversely affect our business.

Our success depends largely upon the efforts, abilities, and decision-making of our executive officers and directors.  Although we believe that we maintain a core group sufficient for us to effectively conduct our operations, the loss of any of our key personnel could, to varying degrees, have an adverse effect on our operations and business development.  At present, we do not have “key-man” life insurance on any of our executive officers.  There can be no assurance that the services of any member of our management will remain available to us for any period of time, or that we will be able to enter into employment contracts with any of our management, or that any of our plans to reduce dependency upon key personnel will be successfully implemented.

The knowledge and expertise of our officers and directors are critical to our operations.  There is no guarantee that we will be able to retain our current officers and directors, or be able to hire suitable replacements in the event that some or all of our current management leaves our company.  If we lose key members of our staff, or if we are unable to find suitable replacements, we may not be able to maintain our business and might have to cease operations, in which case you might lose all of your investment.

Our management team has limited experience in the food services business, which may affect the success of our restaurant operations.

Only Scott Olson, our director of operations, has extensive background in the food services business.  While we have recruited people who have significant food services business experience to serve as directors, we may find that this experience at the board level is not sufficient for the proper management of our restaurant operations.  If our restaurant operations are not managed properly, our ability to operate profitably will suffer.

As a public company, we will be subject to complex legal and accounting requirements that will require us to incur substantial expense and will expose us to risk of non-compliance.

As a public company, we will be subject to numerous legal and accounting requirements that do not apply to private companies.  The cost of compliance with many of these requirements is substantial, not only in absolute terms but, more importantly, in relation to the overall scope of the operations of a small company.  Our inexperience with these requirements may increase the cost of compliance and may also increase the risk that we will fail to comply.  Failure to comply with these requirements can have numerous adverse consequences including, but not limited to, our inability to file required periodic reports on a timely basis, loss of market confidence, delisting of our securities, and governmental or private actions against us.  We cannot assure you that we will be able to comply with all of these requirements or that the cost of such compliance will not prove to be a substantial competitive disadvantage vis-à-vis our privately held competitors as well as our larger public competitors.

New rules, including those contained in and issued under the Sarbanes-Oxley Act of 2002, may make it difficult for us to retain or attract qualified officers and directors.

The enactment of the Sarbanes-Oxley Act of 2002 has resulted in the issuance of a series of new rules and regulations and the strengthening of existing rules and regulations by the Securities and Exchange Commission.  The perceived increased personal risk associated with these recent changes may deter qualified individuals from accepting positions as directors or officers.

Risks Related to Investment in Our Securities

The Class A warrants may be redeemed on short notice, which may have an adverse effect on their price.

We may redeem the Class A warrants for $0.25 per warrant (subject to adjustment in the event of a stock split, dividend or the like) on 30 days’ notice at any time after the last reported sale price per share of our common stock as reported by the principal exchange or trading facility on which our common stock trades equals or exceeds $6.12 for five consecutive trading days.  If we give notice of redemption, holders of our warrants for which notice is given will be forced to sell or exercise the warrants they hold or accept the redemption price.  The notice of redemption could come at a time when, under specific circumstances or generally, it is not advisable or possible for holders of our public warrants to sell or exercise the warrants they hold.

While warrants are outstanding, it may be more difficult to raise additional equity capital.

During the term that the Class A warrants, Class B warrants and our other warrants are outstanding, the holders of those warrants are given the opportunity to profit from a rise in the market price of our common stock.  We may find it more difficult to raise additional equity capital while these warrants are outstanding.  At any time during which these public warrants are likely to be exercised, we may be able to obtain additional equity capital on more favorable terms from other sources.

If we issue shares of preferred stock, your investment could be diluted or subordinated to the rights of the holders of preferred stock.

Our Board of Directors is authorized by our Articles of Incorporation to establish classes or series of preferred stock and fix the designation, powers, preferences and rights of the shares of each such class or series without any further vote or action by our stockholders.  Any shares of preferred stock so issued could have priority over our common stock with respect to dividend or liquidation rights.  Although we have no plans to issue any shares of preferred stock or to adopt any new series, preferences or other classification of preferred stock, any such action by our Board of Directors or issuance of preferred stock by us could dilute your investment in our common stock and warrants or subordinate your holdings to the shares of preferred stock.

Future issuances or sales, or the potential for future issuances or sales, of shares of our common stock may cause the trading price of our securities to decline and could impair our ability to raise capital through subsequent equity offerings.

Future sales of a substantial number of shares of our common stock or other securities in the public markets, or the perception that these sales may occur, could cause the market price of our common stock and our Class A and Class B warrants to decline, and could materially impair our ability to raise capital through the sale of additional securities.

If we do not maintain an effective registration statement or comply with applicable state securities laws, you may not be able to exercise the Class A or Class B warrants.

For you to be able to exercise the Class A or Class B warrants, the shares of our common stock to be issued to you upon exercise of the warrants must be covered by an effective and current registration statement and qualify or be exempt under the securities laws of the state or other jurisdiction in which you live.  We cannot assure you that we will continue to maintain a current registration statement relating to the shares of our common stock underlying the Class A or Class B warrants.  If at their expiration date the warrants are not currently exercisable, the expiration date will be extended for 30 days following notice to the holders of the warrants that the warrants are again exercisable.  If we cannot honor the exercise of warrants, and the securities underlying the warrants are listed on a securities exchange or if there are three independent market makers for the underlying securities, we may, but are not required to, settle the warrants for a price equal to the difference between the closing price of the underlying securities and the exercise price of the warrants.  In summary, the company and you may encounter circumstances in which you will be unable to exercise the Class A or Class B warrants.  In those circumstances, we may, but are not required to, redeem the warrants by payment in cash.  Consequently, there is a possibility that you will never be able to exercise the Class A or Class B warrants, and that you will never receive shares or payment of cash in settlement of the warrants.  This potential inability to exercise the Class A or Class B warrants, and the possibility that we will never elect to settle warrants in shares or cash, may have an adverse effect on demand for the warrants and the prices that can be obtained from reselling them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus that are subject to risks and uncertainties.  These forward-looking statements include information about possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives.  In some cases, you may identify forward-looking statements by words such as “may,” “should,” “plan,” “intend,” “potential,” “continue,” “believe,” “expect,” “predict,” “anticipate” and “estimate,” the negative of these words or other comparable words.  These statements are only predictions.  You should not place undue reliance on these forward-looking statements.  The forward-looking statements are qualified by their terms and/or important factors, many of which are outside our control, and involve a number of risks, uncertainties and other factors that could cause actual results and events to differ materially from the statements made.  The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account information currently available to us.  These beliefs, assumptions and expectations can change as a result of many possible events or factors, including those events and factors described in “Risk Factors,” not all of which are known to us.  Neither we nor any other person assumes responsibility for the accuracy or completeness of these statements.  We will update this prospectus only to the extent required under applicable securities laws.  If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements.

USE OF PROCEEDS

We may receive gross proceeds of up to $28,662,000, before deducting expenses estimated at $15,000 and warrant solicitation fees of up to $1,275,000, from the exercise of the Class A warrants and Class B warrants, the underwriter’s warrants and the Class A warrants and Class B warrants underlying the underwriter’s warrants.  We will retain discretion over the use of the net proceeds we may receive from this offering, but we currently intend to use such proceeds, if any, for working capital purposes, financing of capital expenditures and additional operating facilities, general and administrative expenses, and sales and marketing.

PLAN OF DISTRIBUTION

The shares of common stock issuable upon the exercise of the Class A and Class B warrants will be offered solely by us, and no underwriters are participating in this offering.  For the holders of the Class A warrants and Class B warrants to exercise the warrants, there must be a current registration statement covering the common stock underlying the Class A warrants and Class B warrants on file with the Securities and Exchange Commission.  The issuance of the common stock must also be registered with various state securities commissions or exempt from registration under the securities laws of the states where the public warrant holders reside.

The underwriter’s warrants entitle the holders to purchase 100,000 units, each unit consisting of one share of common stock, one Class A warrant and two Class B warrants.  Because the common stock and the warrants underlying the units trade separately, on exercise of the underwriter’s warrants, the holders will receive one share of our common stock, one Class A warrant and two Class B warrants for each underwriter’s warrant.  Under the terms of the underwriter’s warrants, we are registering for issuance common stock, Class A warrants and Class B warrants and the common stock underlying the Class A warrants and Class B warrants, all of which are securities underlying the underwriter’s warrants.  Under the terms of the underwriter’s warrants, we have also agreed to indemnify the underwriter in connection with the sale of securities underlying the underwriter’s warrants against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

We intend to maintain a current registration statement while the Class A and Class B warrants and the underwriter’s warrants are exercisable. The public warrants and the underwriter‘s warrants expire on March 19, 2013.

We have engaged Paulson Investment Company, Inc. (“Paulson”), on a non-exclusive basis, as our agent for the solicitation of the exercise of the Class A and Class B warrants.  To the extent not inconsistent with the guidelines of the Financial Industry Regulatory Authority and the rules and regulations of the Securities and Exchange Commission, we have agreed to pay Paulson for bona fide services rendered a commission equal to 5% of the exercise price for each warrant exercised if the exercise was solicited by Paulson. No compensation will be paid to Paulson upon the exercise of the warrants if:

•	the market price of the underlying shares of common stock is lower than the exercise price;

•	the holder of the warrants has not confirmed in writing that Paulson solicited his, her or its exercise;

•	the warrants are held in a discretionary account, unless prior specific written approval for the exercise;

•	the warrants are exercised in an unsolicited transaction; or

•	the arrangement to pay the commission is not disclosed in the prospectus provided to warrant holders at the time of exercise.

We may enter into agreements on substantially the same terms with other broker-dealers.

MARKET FOR COMMON EQUITY
AND RELATED STOCKHOLDER MATTERS

Shares of our common stock are quoted on the OTC Bulletin Board under the symbol “HFFI.”  Our units began trading on March 19, 2008 under the symbol “HFFIU.”  Each unit consisted of one share of common stock, one redeemable Class A warrant, and two non-redeemable Class B warrants, each warrant to purchase one share of common stock.  The common stock and warrants traded as a unit for 30 days from March 19, 2008 to April 17, 2008, after which the common stock and warrants began trading separately.

The following table sets forth the range of high and low bid quotations for each fiscal quarter for the fiscal year ended December 31, 2008.  These quotations reflect inter-dealer prices without retail mark-up, markdown, or commissions and may not necessarily represent actual transactions.

	Bid Prices ($)
	High	Low
2008 Fiscal Year:
June 30, 2008	$4.50	$3.10
September 30, 2008	$3.00	$1.75
December 31, 2008	$1.75	$0.55

2009 Fiscal Year:
March 31, 2009	$0.75	$0.35

On  June 1 , 2009, the closing bid price for the common stock on the OTCBB was  $0.80 per share.  As of May 20 , 2009, there were 98 record holders of our common stock.

DIVIDEND POLICY

We have not declared or paid any dividends on our common stock.  We do not intend to declare or pay any dividends on our common stock in the foreseeable future, but rather to retain any earnings to finance the growth of our business.  Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual and legal restrictions and other factors the board of directors deems relevant.

CAPITALIZATION

The following table is derived from our financial statements as of March 31, 2009 set forth elsewhere in this prospectus and sets forth our capitalization as of March 31, 2009 :

March 31, 2009 Actual

Debt	$-

Stockholders’ Equity
Preferred stock, $0.001 par value; 25,000,000 shares authorized; no shares issued or outstanding	$-
Common stock, $0.001 par value; 100,000,000 shares authorized; 2,518,350 shares issued and outstanding March 31, 2009	2,518
Additional paid-in capital	6,794,179
Stock subscriptions receivable	(150)
Accumulated deficit	(3,024,324)
Total Stockholders’ Equity	$3,772,223

This table should be considered in conjunction with the sections of this prospectus captioned “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as the financial statements and related notes included elsewhere in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the financial statements and the related notes included in this prospectus.  This discussion contains forward-looking statements that involve risks and uncertainties.  Our actual results could differ significantly from those projected in the forward-looking statements as a result of many factors, including those discussed in “Risk Factors,”  “Business” and elsewhere in this prospectus.

History and Overview

We were incorporated under the laws of the state of Nevada on November 14, 2005 to own and operate EVOS fast food franchises.

We entered into a franchise agreement effective December 14, 2005 to operate an EVOS restaurant in Henderson, Nevada.  Shortly after signing the franchise agreement, we found a location for the restaurant, obtained approval of the site from EVOS USA, Inc., and entered into a lease in January 2006.  From January 2006 to September 2006, we sold 300,000 shares of common stock in a private placement, resulting in net proceeds of $544,878.  These proceeds, together with loans from related parties, were used to build out, open and operate the restaurant.  From February 2006 to October 2006, we redesigned the restaurant interior in cooperation with EVOS USA, Inc., obtained the necessary permits and licenses from government agencies and authorities, built out the improvements to the leasehold site, installed furniture and equipment, received training from EVOS USA, Inc., hired and trained restaurant staff, and launched a marketing and advertising campaign for the restaurant’s opening in October 2006.

In December 2006, we entered into an area representative agreement that gives us the exclusive right to develop EVOS restaurants in a 12-state territory.  To maintain our exclusivity in that territory, we were required to open a minimum number of restaurants within certain timeframes through 2016.  These restaurants could be opened by us or by franchise owners that we identified and solicited.  By December 1, 2008, we were required to have five restaurants opened and by May 31, 2009, we were required to have 12 additional restaurants opened.  EVOS USA, Inc. extended the original deadline of May 31, 2008 to December 1, 2008 upon payment of an extension fee of $140,000.  The December 1, 2008 deadline was further extended by EVOS USA, Inc. without any additional payment to March 1, 2009.   We are in the process of terminating our relationship with EVOS USA, Inc.

From December 2006 to June 2007, we engaged in a second private placement of 389,450 shares of common stock, resulting in net proceeds of $1,552,127.  These proceeds were used to repay related party loans, pay some of the expenses of our initial public offering, and fund our efforts to solicit franchise owners for our territory.  A portion of these proceeds were also used to open another restaurant.  During this period, we improved our operations at the Henderson restaurant and began to build the infrastructure necessary to support the operation of multiple restaurants.  We hired a director of operations and a director of training in March 2007.

In March 2008, we completed an initial public offering of 1,000,000 units, each unit consisting of one share of common stock, one Class A warrant and two Class B warrants, resulting in gross proceeds of $5,100,000 and net proceeds of $4,002,840.  The proceeds of the offering were intended to be used to open six company-owned restaurants in the Las Vegas area in the next 12 to 18 months, as well as for marketing expenses, franchise development and working capital.  We opened our second restaurant in Las Vegas, Nevada in December 2008, and our franchisee in California opened its first store in November 2008.

After experiencing operating losses with our EVOS restaurants, we decided to diversify into another healthy fast food concept and acquired the worldwide rights to U-Swirl Frozen YogurtSM on September 30, 2008 from a related party .  We opened one U-Swirl location in the Las Vegas area in March 2009 and a second location in April 2009.  We issued a Franchise Disclosure Document in November 2008 and filed it in certain states which require filing.

Results of Operations

Year Ended December 31, 2008.  For the year ended December 31, 2008, our restaurants generated $631,795 in sales, as compared to $970,163 for the prior year. Management believes that the decline in sales revenues reflected the downturn in the local economy, as unemployment rates in the Las Vegas area increased from 5.1% in September 2007 to 8.8% in December 2008 (according to the Nevada Department of Employment, Training and Rehabilitation).

Our restaurant operating costs were $929,193, or 147% of net sales revenues, resulting in a restaurant operating loss of $297,398.  During the 2007 fiscal year, restaurant operating costs were 102% of net revenues and we lost $16,037 on our restaurant operations.  Part of the increase in restaurant operating costs as a percentage of net sales revenues is due to the fact that some of the restaurant operating costs are fixed, such as salaries for our director of operations and our director of training, as well as occupancy costs.  These costs do not fluctuate with restaurant sales.  Restaurant operating costs for the 2008 period reflect the increased royalty rate of 4.5% that went into effect beginning April 2008.  We paid a 5.5% royalty on gross revenues from the date the restaurant opened in October 2006 through March 30, 2007 and a 3.5% royalty from April 2007 through March 2008.

We generated our first franchise royalties and fees in 2008, as a result of soliciting a franchisee for the new restaurant location within our 12-state territory.  The $33,663 recognized during 2008 represents 50% of the royalties and fees paid to EVOS USA, Inc.

For the 2008 fiscal year, general and administrative expense increased by $168,269 (77%) due to hiring an internal bookkeeper , legal fees, audit fees, transfer agent fees, officers and directors insurance and a general increase in the overall overhead of operating a public company.  The largest components of general and administrative expenses for the 2008 period were legal fees ($78,298), audit fees ($65,900), insurance costs ($56,687), and administrative salaries and payroll taxes ($32,009).  Legal fees also increased as we prepared a franchise disclosure document for our U-Swirl Frozen Yogurt concept during the last quarter of 2008.

Officer compensation for 2008 decreased by $83,508 (21%), due primarily to the stock options granted to officers in the 2007.  No options were granted in 2008.

The increase in investor relations fees of $184,740 (100%) is due to a contract entered into in February 2008, which requires monthly fees of $7,500.  In addition, we issued a warrant to the investor relations firm to purchase 60,000 units, which was valued at $101,342.

We incurred a $180,000 expense resulting from the acquisition of the U-Swirl Frozen Yogurt concept.  We issued 100,000 shares of our common stock to the owners of the concept.  The shares were valued at $180,000, based on the fair market value of the stock on the date of acquisition.  This entire amount was expensed as intellectual property acquired from related parties because the owners of the concept are grandchildren of our chief executive officer.

Due to our decision to terminate our relationship with EVOS USA, Inc., we have taken an impairment loss on our prepaid franchise fees in the amount of $217,500.

As a result of the above, our net loss for the 2008 fiscal year was $1,603,166, as compared to a loss of $736,381 for 2007.

Three Months Ended March 31, 2009.  For the three months ended March 31, 2009, our restaurants generated $253,894 in sales, as compared to $183,298 for the three months ended March 31, 2008.  The increase in revenues is due primarily to the fact that two EVOS restaurants were in operation during the 2009 quarter, as compared to only one restaurant during the 2008 quarter.

Our restaurant operating costs were $299,553, or 118% of net sales revenues, resulting in a restaurant operating loss of $45,659.  During the comparable quarter in 2008, restaurant operating costs were 121% of net revenues and we lost $39,085 on our restaurant operations.  Some of the restaurant operating costs are fixed, such as salaries for our director of operations and our director of training, as well as occupancy costs.  These costs do not fluctuate with restaurant sales.  Restaurant operating costs for the 2009 period reflect the increased royalty rate of 4.5% that went into effect beginning April 2008.  After March 2009, the royalty rate is 5.5%.  We were subject to a 3.5% royalty rate during the quarter ended March 31, 2008.

Franchise royalties and fees in 2009 decreased to $6,619 from $17,500 in 2008, as there were no franchises sold in our territory in 2009.  The $17,500 represented 50% of the initial franchise fee for a new restaurant location purchased within our territory.

For the quarter ended March 31, 2009, general and administrative expense increased by $64,270 (99%) due to legal ($27,578), printing and postage ($12,658), directors and officers insurance ($9,913), and general administrative costs ($14,121) associated with increased U-Swirl International, Inc. operations.  The largest components of general and administrative expenses for the 2008 period were accounting fees ($18,700), insurance costs ($10,905), and administrative salaries and payroll taxes ($6,687).

Officer compensation for the quarter ended March 31, 2009 increased by $61,802 (96%), as we paid salaries to all of our officers during the 2009 quarter.  Some of the officers were not paid salaries in 2008.

We discontinued the services of our investor relations firm in December 2008.  We incurred $108,842 of investor relations fees in 2008, as we hired a financial public relations firm in conjunction with our becoming a public company.  Of this amount, $101,342 was the value of warrants to purchase 60,000 units issued to the public relations firm as part of its compensation.

We incurred $19,803 of pre-opening costs in connection with our U-Swirl Frozen Yogurt location that opened in March 2009.

The increase in depreciation and amortization expense of $14,998 (75%) reflects our increased base of leasehold improvements, property and equipment.

As a result of the above, our net loss for the three months ended March 31, 2009 was $347,280, as compared to a loss of $277,503 for the comparable 2008 quarter.

Liquidity and Financial Condition

As of December 31, 2008.  At December 31, 2008, we had working capital of $3,297,263 and cash of $3,335,740, as a result of completing our initial public offering in March 2008.  Working capital and cash at December 31, 2007 were $500,035 and $604,118, respectively.

We received net proceeds of $4,002,840 from the initial public offering.  During the 2008 fiscal year, we used $674,832 for investing activities, of which $479,232 was used for the purchase of fixed assets and $140,000 was paid to EVOS USA, Inc. for the extension of our build-out deadline.  As we had a net loss of $1,603,166, operating activities used cash of $924,018.  The principal adjustments to reconcile the net loss to net cash used by operating activities was the loss on impairment of prepaid franchise fees of $217,500, share-based compensation of $101,342 as a result of a warrant issued to our investor relations firm, and $180,000 for the shares issued to acquire the U-Swirl Frozen Yogurt concept.

As of March 31, 2009.  At March 31, 2009, we had working capital of $2,188,109 and cash of $2,198,548.  Working capital and cash at December 31, 2008 were $3,297,262 and $3,335,740, respectively.  The decrease in working capital was due to our loss for the quarter and the purchase of fixed assets for our two U-Swirl Frozen Yogurt locations that opened in March and April of 2009.  Leasehold improvement, property and equipment increased from $879,435 at December 31, 2008 to $1,589,088 at March 31, 2009.

During the three months ended March 31, 2009, we collected $49,878 in tenant improvement allowance and used $744,759 for the purchase of fixed assets and $47,285 for deposits in connection with the opening of two U-Swirl Frozen Yogurt locations.  During the three months ended March 31, 2008, we used $162,470 for investing activities, of which $19,470 was used for the purchase of fixed assets, $3,000 was used for deposits in connection with the new restaurant facility, and $140,000 was paid to EVOS USA, Inc.  As we had a net loss of $347,280 in 2009, operating activities used cash of $394,027 as compared to $139,584 in 2008.

Contractual Obligations

The following table summarizes our obligations and commitments to make future payments for the periods specified as of December 31, 2008:
	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Capital lease obligations	$19,154	$6,542	$12,612	$--	$--
Operating lease obligations	1,324,601	270,624	569,878	450,869	33,230
Total	$1,343,755	$277,166	$582,490	$450,869	$33,230

Plan of Operations

In addition to the obligations disclosed in the above table, we expect to spend approximately $2,500,000 during the fiscal year ending December 31, 2009 for the opening of U-Swirl locations in the Las Vegas area and compliance with franchising laws.  In addition to the two U-Swirl locations we have opened, we expect to open an additional seven locations in the Las Vegas metropolitan area by the end of 2009.  Some of these additional locations may be in partnership with others.  Based upon discussions to date, we also expect to have three franchised locations by the end of 2009.  We do not believe that we will need to add to our existing corporate staff in order to accommodate this growth.

We also anticipate that we may spend up to $50,000 to re-open our existing EVOS restaurants under a new name with new décor and menu items.  Our objective is to achieve at least break-even operations with respect to these restaurants.

Summary of Significant Accounting Policies

Inventories.  Inventories consisting of food, beverages and supplies are stated at the lower of cost or market, including provisions for spoilage commensurate with known or estimated exposures which are recorded as a charge to cost of sales during the period spoilage is incurred.  As of December 31, 2008, inventories consisted of food and beverages ($17,152) and non-foods ($26,298).  We did not incur any significant charges to cost of sales for spoilage during fiscal 2008 or 2007.  As of March 31, 2009, inventories consisted of food and beverages ($16,018) and non-foods ($46,878).

Leasehold improvements, property and equipment.  Leasehold improvements, property and equipment are stated at cost less accumulated depreciation.  Expenditures for property acquisitions, development, construction, improvements and major renewals are capitalized.  The cost of repairs and maintenance is expensed as incurred.  Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets, which are generally 5 to 10 years.  Leasehold improvements are amortized over the shorter of the lease term, which generally includes reasonably assured option periods, or the estimated useful lives of the assets.  Upon sale or other disposition of a depreciable asset, cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected gain or loss from operations.

We periodically evaluate whether events and circumstances have occurred that may warrant revision of the estimated useful life of fixed assets or whether the remaining balance of fixed assets should be evaluated for possible impairment.  We use an estimate of the related undiscounted cash flows over the remaining life of the fixed assets in measuring their recoverability.

Deposits.   At December 31, 2008, deposits consist of the $151,617 in security deposits for multiple locations, of which $87,604 was paid and $64,013 (in connection with our Henderson restaurant property lease) was unpaid.   At March 31, 2009, deposits were $198,902, of which $134,889 was paid and $64,013 was unpaid.   All deposits are carried at the lower of fair value or cost.

Franchise fees.  Franchise fees paid to EVOS USA, Inc. are stated at cost.  Amortization of the franchise fees is calculated based on the straight-line method over the ten-year useful life of the franchise agreement.  In accordance with SFAS 142, paragraph 11, the useful life of an intangible asset is determined by the period over which the asset is expected to contribute either directly or indirectly to our future cash flows.  Franchise renewal fees are also recorded at cost and amortized over the useful life of the renewal term.  Upon closing or disposal of a restaurant, the accounts will be relieved of cost and accumulated amortization and the related gain or loss will be reflected in income from continued operations.  As of December 31, 2008, franchise fees consisted of $13,621 net of $3,879 of accumulated amortization.   As of March 31, 2009, franchise fees consisted of $13,184 net of $4,316 of accumulated amortization.

Prepaid franchise fees.  Prepaid franchise fees consist entirely of the advances and payments made to EVOS USA, Inc. in connection with our entering into the Area Representative Agreement in December 2006.  We have the right to develop and operate an additional 12 EVOS restaurants without paying additional franchise fees.  As we open new restaurants, a proportional amount of prepaid franchise fees will be capitalized to franchise fees and amortized over the useful life of the franchise agreement in accordance with SFAS 142, paragraph 11.

On February 29, 2008, we paid EVOS USA, Inc. $140,000 to extend our build-out requirements pursuant to the Area Representative Agreement from five restaurants due by May 31, 2008 to five restaurants due initially by December 1, 2008, but later extended to March 1, 2009 (without additional cost to us).  The effect of the cash paid for the extension is to increase the prepaid franchise fees for 12 restaurants from $6,458 per restaurant to $18,125 per restaurant.

During the quarter ended March 31, 2009, we determined to terminate our relationship with EVOS USA, Inc. and abandon our area representative agreement.  We also determined that the viability of the EVOS concept and franchise model was in question significant enough to abandon the concept altogether.  Accordingly, we determined to impair our prepaid franchise fees and recorded a loss totalling $217,500 as of December 31, 2008.  We continue to operate our two franchise stores under the EVOS concept as of the date of this prospectus.

Revenue, discounts and expense recognition.  Revenue from restaurant sales is recognized when food and beverage products are sold.  We reduce revenue by sales returns and sales discounts.

Revenue earned as an area representative for EVOS USA, Inc. will be derived from restaurants in our 12-state territory and will include initial franchise fees, continuing service fees, and royalties.  Continuing service fees and royalties will be recognized in the period in which they are earned.  Franchise fee revenue is recognized and fully earned upon the completion of our commitment to train franchisees of each of the EVOS restaurants sold in our 12-state territory.  SFAS 45, paragraph 5(a)-(c), stipulates that initial franchise fee revenue from a franchise sale should be recognized when the franchiser has substantially performed or satisfied all material services or conditions relating to the sale.  Substantial performance has occurred when the franchiser has: (a) no remaining obligations or intent to refund any cash received or to forgive any unpaid notes or receivables; (b) performed substantially all of the initial services required by the franchise agreement (such as providing assistance in site selection, obtaining facilities, advertising, training, preparing operating manuals, bookkeeping, or quality control); and (c) met all other material conditions or obligations.  We believe that completion of our training commitment satisfies the “substantial performance” definition outlined above.  We recognized $18,450 and $0 in franchise fee revenue during fiscal 2008 and 2007, respectively.   We recognized $6,619 and $17,500 in franchise fee revenue during the three months ended March 31, 2009 and 2008, respectively.

Costs and expenses are recognized during the period in which they are incurred.

Recently Issued Accounting Pronouncements

EITF No. 07-05 – In June 2008, the Financial Accounting Standards Board (“FASB”) ratified the consensus reached in Emerging Issues Task Force (“EITF”) Issue No. 07-05, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock.  EITF Issue No. 07-05 clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock, which would qualify as a scope exception under Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities.  EITF Issue No. 07-05 is effective for financial statements issued for fiscal years beginning after December 15, 2008.  Early adoption for an existing instrument is not permitted.  We do not expect the adoption of EITF Issue No. 07-05 will have a material impact on our financial statements.

FSP No. 142-3 – In April 2008, the FASB issued FASB Staff Position (“FSP”) No. 142-3, Determination of the Useful Life of Intangible Assets.  FSP No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets.  FSP No. 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008.  Early adoption is prohibited.  We do not expect the adoption of FSP No. 142-3 will have a material impact on our financial statements.

SFAS No. 161 – In March 2008, the FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities, which is effective January 1, 2009.   SFAS No. 161 requires enhanced disclosures about derivative instruments and hedging activities to allow for a better understanding of their effects on an entity’s financial position, financial performance, and cash flows.  Among other things, SFAS No. 161 requires disclosure of the fair values of derivative instruments and associated gains and losses in a tabular format.  Since SFAS No. 161 requires only additional disclosures about our current derivatives and hedging activities, the adoption of SFAS No. 161 will not affect our financial position or results of operations, should we acquire derivatives in the future.

SFAS No. 141(R) and SFAS No. 160 – In December 2007, the FASB issued SFAS No. 141(R), Business Combinations, and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements.  SFAS No. 141(R) requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquired entity at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired.  SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary should be reported as equity in the financial statements.  The calculation of earnings per share will continue to be based on income amounts attributable to the parent.  SFAS No. 141(R) and SFAS No. 160 are effective for financial statements issued for fiscal years beginning after December 15, 2008.  Early adoption is prohibited.  We do not expect the adoption of SFAS No. 141(R) and SFAS No. 160 will have a material impact on our financial statements.

SFAS No. 157 and FSP No. 157-2 – In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles and expands disclosures about fair value measurements.  For financial assets and liabilities, SFAS No. 157 was effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  In February 2008, the FASB issued FSP No. 157-2, which delays the effective date of SFAS No. 157 one year for all nonfinancial assets and nonfinancial liabilities, except those recognized or disclosed at fair value in the financial statements on a recurring basis.  FSP 157-2 is effective for us beginning October 1, 2008.  In accordance with FSP 157-2, we may measure the remaining assets and liabilities beginning the first quarter of 2009.  We do not expect the adoption, if required, of SFAS No. 157, as amended by FSP 157-2, will have a material impact on our financial statements.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On December 11, 2007, we engaged L.L. Bradford & Company, LLC (“Bradford”) as our registered independent public accountant for the year ended December 31, 2007.  We dismissed Reeves, Evans, McBride & Zhang, LLP (“Reeves”), as our registered independent public accountant on December 12, 2007.  The decisions to appoint Bradford and dismiss Reeves were approved by our Board of Directors on December 11, 2007.

During the fiscal year ended December 31, 2006 and period from November 1, 2005 (inception) through December 31, 2005, and through the subsequent interim period ending December 12, 2007, there were no disagreements with Reeves on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Reeves, would have caused Reeves to make reference thereto in its report on our financial statements for such periods.  Further, there were no reportable events as described in Item 304(a)(1)(iv)(B) of Regulation S-B occurring within such periods and the subsequent interim period ending December 12, 2007.

The audit report of Reeves for our financial statements as of December 31, 2006, contained a separate paragraph stating:

“The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the accompanying financial statements, the Company incurred a net loss of $337,497 from November 1, 2005 (Inception) through December 31, 2006.  This and other factors discussed in Note 2 to the financial statements raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.”

During the fiscal year ended December 31, 2006 and the period from November 1, 2005 (inception) through December 31, 2005, and through the subsequent interim period ending December 11, 2007, the period prior to the engagement of Bradford, neither we nor anyone on our behalf consulted Bradford regarding the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on our financial statements.  Further, Bradford has not provided written or oral advice to us that was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issues.

We provided a copy of the foregoing disclosures to Reeves prior to the date of the filing of the registration statement of which this prospectus is a part and requested that Reeves furnish us with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the statements in this section.  A copy of the letter furnished in response to that request is filed as an exhibit to the registration statement.

BUSINESS

Overview

We are in the business of offering consumers a healthier alternative for meals and snacks.  We are launching a national chain of self-serve frozen yogurt stores called U-Swirl Frozen Yogurt and are franchising this concept.  We also own and operate two restaurants as a franchisee of EVOS USA, Inc., but are in discussions to terminate our relationship with that company.

We formed the company in 2005 for the purpose of being an area developer for EVOS USA, Inc. The EVOS restaurant concept delivers healthier food in a fast food restaurant setting.  EVOS restaurants serve American favorites such as burgers, french fries, shakes and smoothies that are lower in fat and calories than most of the fast food restaurants that offer the same items.  EVOS restaurants also use cooking techniques, such as baking instead of frying, and high quality, healthy ingredients to create healthier items.  We opened our first EVOS restaurant as a franchisee of EVOS USA, Inc. in October 2006 in Henderson, Nevada, a suburb of Las Vegas, and opened a second EVOS restaurant in Las Vegas in December 2008.  In December 2006, we entered into an Area Representative Agreement that granted us the exclusive rights to develop EVOS restaurants in a 12-state territory.  As of December 31, 2008, we solicited a franchisee for the Central California area, which opened its first restaurant in November 2008.  Although we are a franchisee and area representative with exclusive development rights in our territory, our operations, finances and management are separate from those of EVOS USA, Inc.  We have a contractual relationship with EVOS USA, Inc. but are not a partner or affiliate of that company.  We are in the process of terminating our relationship with EVOS USA, Inc., as we have not been satisfied with the operating results of our EVOS restaurants.  We plan to operate our two restaurants with new branding after we have formally terminated our relationship with EVOS.

After researching other healthy fast food concepts, we acquired the worldwide rights to the U-Swirl Frozen YogurtSM concept from a related party , with the intention of franchising the self-serve yogurt café into a national chain. The U-Swirl Frozen Yogurt concept is owned by U-Swirl International, Inc. (“USI”), which is a wholly owned subsidiary of our company.  U-Swirl allows guests the ultimate choice in frozen yogurt by providing 16 non-fat flavors, including tart, traditional and no sugar-added options and more than 40 toppings, including seasonal fresh fruit, sauces, candy and granola.  Guests serve themselves and pay by the ounce instead of by the cup size.  An alternative to a coffee shop hang out, locations are furnished with couches and tables, patio seating and provide free Wi-Fi access.

U-Swirl Frozen Yogurt

We acquired the U-Swirl Frozen Yogurt concept in September 2008 from U Create Enterprises Incorporated (formerly U-Swirl Yogurt, Inc.), which is owned by the grandchildren and family of Henry E. Cartwright, our President, in consideration for 100,000 restricted shares of our common stock.  U Create Enterprises Incorporated continues to operate its frozen yogurt store in Henderson, Nevada, as our franchisee.  No license fees or royalties are charged with respect to this location, as U-Create Enterprises will permit USI to use the location as a training facility.  U-Create Enterprises has reserved the right to open additional locations in Henderson, Boulder City and Pahrump, Nevada.  U-Create Enterprises will pay an initial franchise fee of $5,000 for each location and a 1% royalty on sales.

We opened our first company-owned location in Las Vegas, Nevada, in March 2009, and opened a second location in the Las Vegas area in April 2009.   We plan to open two additional company-owned locations in the Las Vegas Valley in the summer of 2009.  All U-Swirl locations have inside seating for 50 people and outside patio seating.

We issued a Franchise Disclosure Document in November 2008 and filed it in certain states which require filing.  The estimated initial investment for a U-Swirl franchise is $350,000 to $455,000, exclusive of real estate costs.  Franchisees pay an initial franchise fee of $15,000 for a single unit or $15,000 plus $5,000 times the minimum number for an area development agreement.  The minimum number is that number of stores we determine should be opened in the development area.

Franchisees pay a 3% royalty on monthly net sales and may pay an additional 2% to support national and regional advertising efforts, once we determine that the system has grown to a sufficient size to warrant these efforts.  We require franchisees to dedicate at least 1% of net sales to local advertising.

Under the U-Swirl system, each store must conform to a standard of interior design, featuring a distinctive and comfortable décor.  The minimum size for a typical U-Swirl store is 1,600 square feet, but stores in malls, kiosks or other unique locations may be smaller.  Under the terms of the franchise agreement, franchisees are required to obtain approval of the store site from USI, build the space out in accordance with USI standards, satisfactorily complete training, and purchase certain equipment and supplies from USI or USI’s approved suppliers.  Franchisees are also required to purchase a cash register, computer hardware and computer software that met U-Swirl system standards and to establish and maintain high-speed Internet access from a service provider meeting the minimum specifications established by USI.  All goods sold by our franchisees must be purchased through USI or through USI’s approved suppliers that have met USI’s specifications and standards.  Specifically, the yogurt sold in U-Swirl stores must meet the criteria established by the National Yogurt Association for live and active culture yogurt.

EVOS Restaurant Operations

EVOS Restaurant Franchise.  We entered into a franchise agreement effective December 14, 2005 to operate an EVOS restaurant in Henderson, Nevada.  The initial term of the franchise agreement is ten years, commencing October 14, 2006.  Under the terms of that franchise agreement, we must operate our EVOS restaurant in accordance with procedures and rules established by EVOS USA, Inc., which cover all aspects of restaurant operation.

The franchise agreement dated December 14, 2005 required us to pay royalties of 5.5% of gross sales on a weekly basis.  Accordingly, we paid a 5.5% royalty on sales for the period from the time that we commenced operations (October 2006) through March 2007.  On March 30, 2007, EVOS USA, Inc. modified its standard franchise agreement by reducing the royalties to 3.5% for the first year of operations of the franchise and 4.5% for the second year of operations.  Thereafter, royalties are 5.5% of gross sales, which are defined to be total actual charges for all products (food and non-food) and services, such as catering and delivery, sold to customers, exclusive of taxes.  As a result, our royalties for the Henderson restaurant were reduced to 3.5% for the period from April 2007 through March 2008 and 4.5% for the period from April 2008 through March 2009.  After March 2009, royalties will be at the rate of 5.5%.

We entered into a collateral assignment and assumption of lease through which we granted EVOS USA, Inc. a security interest in the lease for the Henderson location, all of the furniture, removable trade fixtures, inventory, licenses and supplies located in the restaurant, and the franchise for this restaurant as collateral for (1) the payment of any obligation owed by us to the lessor arising under the lease, (2) any default or breach under the terms of the lease, and (3) any default or breach of any of the terms and provisions of the franchise agreement.  In the event of a breach of or default under the lease or a payment by EVOS USA, Inc. as a result of a breach or default, EVOS USA, Inc. may be entitled to possession of the restaurant and all of our rights, title and interest in and to the lease.  We also entered into a conditional assignment of telephone numbers and listings that assigns EVOS USA, Inc. our telephone numbers and directory listings upon termination or expiration of the franchise for the Henderson location.

Area Representative.  We obtained the exclusive right to own, operate and solicit prospects for EVOS restaurant franchises through an Area Representative Agreement dated December 1, 2006 with EVOS USA, Inc. in a territory consisting of Arizona, California, Colorado, Kansas, Nevada, New Mexico, Ohio, Oklahoma, Oregon, Texas, Utah, and Washington.  The Area Representative Agreement obligated us to open, on our own or through persons that we solicit to be franchise owners, a minimum of 207 new EVOS restaurants over the initial ten development years of the agreement, in accordance with a development schedule specified therein.  Our first development year commenced June 1, 2007 and ended May 31, 2008.  The agreement also required that restaurant franchises be rolled out in a geographically dispersed manner, with minimum requirements in each state.  Under the amended terms of our area representative agreement, we were required to have five restaurants opened in our territory by December 1, 2008.  This date was then extended to March 1, 2009.

These restaurants could be opened by us or through persons that we solicited to be franchise owners.  Under the amended terms of our Area Representative Agreement, we are paid 50% of the initial franchise fees from franchises awarded in our exclusive territory.  We are also paid 50% of the royalties from all franchisees in our exclusive territory, including restaurants that we own, subject to adjustments made by EVOS USA, Inc. if certain performance standards are not met.  These performance standards relate to the appearance, organization, and cleanliness of the premises; the quality of the service; food preparation; adherence to safe food handling and storage procedures; and management of restaurant staff and operations.

Due to the unprofitable operations of our EVOS restaurants, we found it difficult to solicit franchisees for our territory and failed to meet the development requirements as an area representative.  Accordingly, EVOS USA, Inc. has the right to terminate our area representative agreement, which would cause us to lose our exclusive right to develop the 12-state territory.  As of  June 3, 2009 , the agreement has not been formally terminated.

Franchise Marketing

Our marketing strategy for establishing multi-unit franchises is to contact individuals or entities that have previously developed franchises with our management team in other concepts.  This strategy allows us to find people with the proper knowledge, experience, and financial resources to develop a U-Swirl franchise in a timely fashion.  We believe that we have an advantage in franchise development because the people we have targeted have worked successfully with our management team in the past, shortening the learning curve and accelerating entry to the market.  Specifically, Henry Cartwright, our President and Chief Executive Officer, founded Major Video Corp. in 1982 and served as its chairman of the board until January 1989 when it merged with Blockbuster Entertainment Corporation.  During his tenure, Major Video had over 20 multiple unit franchisees in 28 states and Canada.  Prior to Major Video, Mr. Cartwright had similar management responsibilities with franchised concepts such as Taco Boy, a Mexican fast food company; Olde English Fish and Chips; Mom's Ice Cream; and Pizza Hut.

We are seeking individuals or groups with the skills and financial strength to operate multi-unit franchise organizations within specific geographic territories.  These persons must qualify on the basis of their skill sets and financial ability to develop a territory.  We anticipate a franchise territory will consist of areas that are either cities or counties depending on population.  We seek to identify people with considerable experience in management of food service venues who also have sufficient start-up capital to open several U-Swirl locations.

We will consider the skills and investment capital that each potential multiple franchise owner presents to determine the size and nature of the territory and the minimum number of U-Swirl locations that the franchise owner will be required to maintain in the territory in order keep the exclusive rights to that territory.  We consider the appropriate number of locations in an area to be one store for every 200,000 of population and then set the minimum number of restaurants at half the amount.  For example, a negotiated territory with a population of 2,000,000 people should hold 10 U-Swirl stores and a franchisee of that territory would be required to open a minimum of 5 stores over 3 years to maintain exclusivity.  Franchisees will not be restricted from opening additional restaurants beyond the minimum for their territory.

Industry Background

According to the National Restaurant Association, fast food sales in the U.S. are projected to increase to $168.3 billion in 2009 , a 4 % increase over 2008 .  The 2009 Forecast of the  National Restaurant Association also reported that 75% of adults said they are trying to eat healthier now at restaurants than they did two years ago and 69% of adults said purchasing meals from restaurants, take-out and delivery places makes it easier for families with children to manage their day-to-day lives.  An earlier study of the National Restaurant Association indicated that the current generation of Americans is eating out in an entirely different way than the previous generation.  According to the restaurant trade group, in 1955 approximately 25% of the money Americans spent on all food purchases, including groceries, was at restaurants.  In 2007, it amounted to 48%.

We believe that there is an increasing awareness among consumers of the connection between diet and good health, and as a result, demand for high-quality healthy foods, in particular healthy fast foods, is increasing.  We believe U-Swirl stores and EVOS restaurants will be able to take advantage of this growing demand for healthy fast food by focusing on lower-fat meals, nutritional content and wholesome, natural food ingredients.

Competition

The fast food segment of the restaurant industry is highly competitive and fragmented.  In addition, fast food restaurants compete against other segments of the restaurant industry, including fast-casual restaurants and casual dining restaurants.  The number, size and strength of our competitors vary by region.  Our competitors also compete based on a number of factors, including taste, speed of service, value, name recognition, restaurant location and customer service.

The restaurant industry is often affected by changes in consumer tastes; national, regional or local economic conditions; currency fluctuations; demographic trends; traffic patterns; the type, number and location of competing food retailers and products; and disposable purchasing power.  Our restaurant concept competes with international, national, and regional restaurant chains as well as locally owned restaurants.  We compete not only for customers, but also for management and hourly personnel, suitable real estate sites, and qualified franchisees.

U-Swirl Frozen Yogurt.  We believe that each of the following may provide competition to U-Swirl, as each offers frozen yogurt franchises:
•	TCBY – almost 900 locations worldwide; not self-serve
•	Pinkberry – over 70 stores in California and New York; not self-serve
•	Golden Spoon – approximately 100 stores in Arizona, California, Idaho, Nevada and Utah; not self-serve
•	Red Mango – approximately 40-50 stores in California, Hawaii, Illinois, Nevada, New Jersey, New York, Utah and Washington; not self-serve
•	Yogurtland – approximately 30 stores in California, Hawaii, Nevada, New York and Texas; self-serve

EVOS Restaurants.  We believe that each of the following restaurants may provide competition to EVOS restaurants, as each offers either healthier versions of traditional American fast food or provides fast food fare with a focus on organic or naturally raised ingredients:
•	Chipotle Mexican Grill – burritos, tacos and salads using naturally raised meats
•	Better Burger – meat loaf, burgers, fries and smoothies using organic ingredients and naturally raised meats
•	B. Good – burgers, sandwiches, salads and shakes emphasizing lower fat, calorie and carb content
•	Topz – burger, sandwiches, salads, fries and shakes emphasizing lower fat and calorie content
•	KnowFat! Lifestyle Grille – burritos, wraps, salads, burgers, sandwiches and fries with a nutrition center where vitamins and supplements can be purchased
•	Baja Fresh Mexican Grill – burritos, tacos, quesadillas, salads and fajitas prepared to order
•	Blendz – salads, panini sandwiches, smoothies, soups and juices

Of the above-listed restaurants, we believe that only Chipotle Mexican Grill and Baja Fresh Mexican Grill are larger and have significantly greater financial resources than EVOS restaurants as a group.  Topz, KnowFat! Lifestyle Grille, and Blendz appear to have a few more restaurants opened than EVOS as of the date of this prospectus.

Trademarks and Copyrights

In connection with our U-Swirl operations, we have the following applications pending with the U.S. Patent and Trademark Office for the following principal service marks and trademarks:
•	“u-swirl FROZEN YOGURT and Design” – U.S. Serial Number 77/561907 filed September 4, 2008;
•	“U-SWIRL FROZEN YOGURT” – U.S. Serial Number 77/617738 filed November 19, 2008;
•	“U-SWIRL” – U.S. Serial Number 77/617762 filed November 19, 2008;
•	“U and Design” – U.S. Serial Number 77/561906 filed September 4, 2008; and
•	“WORTH THE WEIGHT” – U.S. Serial Number 77/561905 filed September 4, 2008.

As a franchisee of EVOS USA, Inc., we have been granted a license to use certain trademarks, service marks and copyrights.

Government Regulation

We are subject to various federal, state and local laws affecting our business.  Our restaurants must comply with licensing and regulation by a number of governmental authorities, which include health, sanitation, safety and fire agencies in the state or municipality in which the restaurant is located.  In addition, we must comply with various state laws that regulate the franchisor/franchisee relationship.

We are also subject to federal and state laws governing employment and pay practices, overtime, tip credits and working conditions.  The bulk of our employees are paid on an hourly basis at rates related to the federal and state minimum wages.

We are also subject to federal and state child labor laws which, among other things, prohibit the use of certain “hazardous equipment” by employees 18 years of age or younger.  Under the Americans with Disabilities Act, we could be required to expend funds to modify our restaurants to better provide service to, or make reasonable accommodation for the employment of disabled persons.  We continue to monitor our facilities for compliance with the Americans with Disabilities Act in order to conform to its requirements.  We believe future expenditures for such compliance would not have a material adverse effect on our operations.

Through USI, we offer franchises and are subject to federal and state laws pertaining to franchising.  These laws require that certain information be provided to franchise prospects at certain times and regulate what can be said and done during the offering process.  Some of the states in our territory require the franchise offering circular to be registered and renewed on an annual basis.

Employees

Our U-Swirl and EVOS restaurants have approximately 4 full-time employees and 47 part-time employees that work various shifts.  The restaurants are open seven days per week from 11:00 am to 11:00 or midnight for U-Swirl and from 11:00 am to 10:00 pm for EVOS .  In addition to the employees at the restaurants, we had 8 full-time employees as of May 21, 2009 , consisting of our chief executive officer and one person for each of the following functions; restaurant site selection, restaurant buildout, franchise sales, restaurant operations, employee training, marketing, and administration.  Our chief financial officer is a part-time employee.

Facilities

Our principal offices are located at 1075 American Pacific, Suite C, Henderson, Nevada 89074.  These offices are leased by Monster Framing, Inc., a company owned by Terry A. Cartwright, one of our founders.  We do not pay any rent for the use of this space.

We rent space for our restaurant operations as set forth below:

Restaurant	Location	Square footage	Lease expiration	Monthly rent amount
EVOS	10895 South Eastern Avenue, Unit 140/150 Henderson, NV 89052	2,845	January 31, 2011	$7,326
EVOS	7541 West Lake Mead Boulevard, Suite 2 Las Vegas, NV 89128	2,300	December 5, 2012	$8,426
U-Swirl	305 North Nellis Avenue Las Vegas, NV 89110	2,400	October 3, 2013	$5,400
U-Swirl	7595 West Washington Avenue Las Vegas, NV 89128	1,645	November 30, 2013	$4,442
U-Swirl	6592 North Decatur Boulevard Las Vegas, NV 89131	3,006	May 30, 2014	$7,004
U-Swirl	9775 West Charleston Boulevard Las Vegas, NV 89117	2,120	[5 years from end of construction period]	$6,148

Legal Proceedings

There are no legal proceedings pending and, to the best of our knowledge, there are no legal proceedings contemplated or threatened that are deemed material to our business or us.

MANAGEMENT

Directors, Executive Officers and Key Employees

Our directors, executive officers and key employees, and their ages as of March 31, 2009, are as follows:
Name	Age	Position

Henry E. Cartwright	70	Chairman of the Board, President, Chief Executive Officer, and Director

Brad Beckstead	44	Chief Financial Officer

Ulderico Conte	39	Vice President of Franchise Development

Gregory R. Janson	37	Vice President of Franchise Support and Director

Terry A. Cartwright	47	Vice President of Restaurant Development

Katherine Hemingway	38	Vice President of Marketing and Communications

Dixie Cartwright	70	Secretary

R. Scott Olson	49	Director of Operations

Dana Cartwright	49	Corporate Trainer/Manager

Sam D. Dewar	63	Director

Rea M. Melanson	59	Director

The term of office of each director ends at the next annual meeting of our stockholders or when such director’s successor is elected and qualifies.  The term of office of each officer ends at the next annual meeting of our board of directors, expected to take place immediately after the next annual meeting of stockholders, or when such officer’s successor is elected and qualifies.

Henry E. Cartwright has been our chairman of the board, president and chief executive officer and a director since April 2007 and was one of our founders.  From October 2002 to April 2007, he was semi-retired and a private investor in numerous real estate and lending transactions and other ventures.  Mr. Cartwright served as chairman of the board of Major Video Corp. from December 1982 until its merger with Blockbuster Entertainment Corporation in January 1989.  In September 1993, Mr. Cartwright founded Back to the 50’s, Inc., a company that sold 50’s and 60’s memorabilia through a mail order catalog and showroom.  Back to the 50’s, Inc. was acquired by Crowne Ventures, Inc. in November 1995.  Mr. Cartwright served as a director of Crowne Ventures, Inc. from 1995 until he resigned in April 1998.  He served as chairman of the board of Americabilia.com, Inc. (now known as Seaena, Inc.) from September 1999 to October 2002.  Americabilia was engaged in direct Internet merchandising of American-themed collectibles, gifts and memorabilia.  He is the husband of Dixie Cartwright and the father of Terry A. Cartwright and Dana Cartwright.

Brad Beckstead has been our chief financial officer since July 2007.  He has been the managing partner of Beckstead and Watts, LLP, an auditing firm located in Henderson, Nevada, since June 2002.  Mr. Beckstead has also been the president of United Accounting Systems, LLC, an accounting systems and document management consulting firm since January 2006.  He previously provided small business tax and accounting services and later auditing services for public companies through his own firm.  Mr. Beckstead received his bachelor’s degree in accounting from Utah State University in 1987 and has been licensed as a certified public accountant in Nevada since 1995.  Mr. Beckstead devotes a minimum of 25 hours per week to the business of the company.

Ulderico Conte has been our vice president of franchise development since April 2007 and was one of our founders.  From June 2005 to November 2005, he researched various restaurant concepts before deciding on the EVOS concept and forming the company.  He served as our vice president, secretary and a director from inception to April 2007.  Mr. Conte has been the president and principal of PIN Financial LLC, a NASD member investment banking firm.  From October 2004 to May 2005, he worked as an institutional sales trader with Garden State Securities.  He served in a similar role with Tradition Aisle Securities from February 2003 to October 2004.  Until 2003, Mr. Conte owned and operated Stone Harbor Financial Services, LLC, a securities broker-dealer firm.  Following the events of September 11, 2001, he made substantial personal loans to support Stone Harbor and pay its employees.  Stone Harbor ceased doing business in 2003 and Mr. Conte filed for personal bankruptcy in October 2003.  The bankruptcy was discharged in May 2004.  He received a bachelor’s degree in business from Rider University and a master’s degree in business administration from the University of Phoenix.

Gregory R. Janson has been a director since inception in November 2005 and was one of our founders.  He served as our president and treasurer from inception to April 2007, and has been our vice president of franchise support since March 2009.  He also served as our corporate secretary from April 2007 to April 2009.  Mr. Janson is the co-founder of PIN Financial LLC and has been the vice president of that FINRA member investment-banking firm since May 2004.  Mr. Janson received his bachelor’s degree in finance from Hofstra University.  He is the husband of Katherine Hemingway.

Terry A. Cartwright has been our vice president of restaurant development since April 2007 and was one of our founders.  Since May 2002, he has served as president of Gold Key, Inc., d/b/a Monster Framing, a wholesale custom picture and art manufacturing company specializing in hotels, timeshares, condos and retail shops.  Since 1989, he has served as vice president and director of operations for MV Entertainment, a franchisee of Blockbuster Entertainment Corp., with stores in Southern California.  From 1985 until 1989, he served as the director of new store development for Major Video Corp.  Mr. Cartwright attended the University of Nevada at Las Vegas.  He is the son of Henry E. Cartwright and Dixie Cartwright and the brother of Dana Cartwright.

Katherine Hemingway has been our vice president of marketing and communications since June 2008.  She served as our director of marketing and communications from June 2007 to May 2008.  From October 2003 to April 2007, she served in the following positions for Lighthouse International, a non-profit organization serving the visually impaired, based in New York, New York:  director of corporate & foundation relations (November 2006 to April 2007), director of corporate sponsorships (January 2005 to October 2006), and consultant for business development (October 2003 to December 2004).  Ms. Hemingway received a bachelor’s degree from Manhattan College.

Dixie Cartwright has been our corporate secretary since April 2009 and has been an accountant for us since October 2008.  She has also been the president of MV Entertainment since June 1987.  Ms. Cartwright is the wife of Henry E. Cartwright and the mother of Terry A. Cartwright and Dana Cartwright.

R. Scott Olson has been our director of operations since March 2007.  He has been involved in the restaurant industry since 1987.  Mr. Olson was a general manager for Popeye’s Chicken & Biscuits with responsibility for the Las Vegas, Nevada area from March 2006 to February 2007.  His duties included managing operations, recruiting, training and opening new restaurants.  He was a general manager for a Lonestar Steakhouse & Saloon restaurant in Las Vegas, Nevada from August 2005 to February 2006.  From October 2003 to July 2005, he was the general manager of a Denny’s restaurant located on the Las Vegas Strip.  Mr. Olson was the director of operations for LC Pizza of Las Vegas, the area franchise owner of Little Caesars Pizza and Blimpie Subs & Salads restaurants, from February 2000 to September 2003.  He supervised 15 Blimpie restaurants and 16 Little Caesars restaurants.  He received an associate’s degree in restaurant/hotel/resort management from the University of Minnesota – Crookston.

Dana Cartwright has been our corporate trainer/manager since October 2006.  From January 1991 to October 2006, she was the secretary and manager of MV Entertainment, Inc., a Blockbuster video store franchisee located in Henderson, Nevada.  She is the daughter of Henry E. Cartwright and Dixie Cartwright and the sister of Terry A. Cartwright.

Sam D. Dewar has been a director since June 2007.  He has been the president and CEO of Natural Harmony Foods, Inc., since he founded that company in January 2002.  Natural Harmony Foods is an independent food company based in Fort Lauderdale, Florida, that develops and markets natural meat products blended with soy protein that are lower in fat.  Mr. Dewar has been involved in the food industry since 1970.  His experience includes ten years with Campbell Soup Company as the general manager of the Pepperidge Farm Biscuit Division from 1970 to 1980, and eight years with Mars, Inc. as the president of the Snackmaster division from 1980 to 1988.  He received a bachelor’s degree from Duke University and a master’s degree in business from the University of Pennsylvania Wharton School.

Rea M. Melanson has been a director since June 2007.  Since 2002, she has been the president and tax partner of Melanson & Lancaster, CPAs, a Las Vegas, Nevada accounting firm that emphasizes tax preparation, monthly accounting services for small businesses and forensic accounting.  She has practiced as a certified public accountant in Las Vegas, Nevada, since 1990.  Her accounting experience dates back to 1980 with Price Waterhouse & Co. in Denver, Colorado.  Ms. Melanson received her bachelor’s degree from the University of Denver in 1972 and has been licensed as a certified public accountant in Nevada since 1990.

No directorships are held by each director in any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 or any company registered as an investment company, under the Investment Company Act of 1940.

Messrs. Henry E. Cartwright, Janson, Conte and Terry A. Cartwright may be deemed to be organizers and “control persons” of the company, as those terms are in defined in the Securities Act of 1933.

All of our officers work full-time for the company, with the exceptions of Messrs. Brad Beckstead and Terry A. Cartwright.  Mr. Beckstead devotes a minimum of 25 hours per week to the business of the company, and Mr. Terry A. Cartwright devotes approximately two-thirds of his time to the business of the company.

Director Independence

As of the date of this prospectus, our common stock is not listed on any exchange.  As such, we are not currently subject to corporate governance standards of listed companies, which require, among other things, that the majority of the board of directors be independent.  Since we are not currently subject to corporate governance standards relating to the independence of our directors, we choose to define an “independent” director in accordance with the NASDAQ Capital Market’s requirements for independent directors (NASDAQ Marketplace Rule 4200).  The NASDAQ independence definition includes a series of objective tests, such as that the director is not an employee of the company and has not engaged in various types of business dealings with the company.

Sam D. Dewar and Rea M. Melanson are considered independent directors under the above definition.  They serve as members of our Audit Committee, Compensation Committee and Nominating and Governance Committee.

Limitation of Liability and Indemnification

Our articles of incorporation, as amended (“Articles of Incorporation”), contain provisions that limit the liability of our directors and officers for monetary damages for any breach or alleged breach of fiduciary or professional duty by such person acting in such capacity.  Such persons shall not be liable unless it is proven that his act or failure to act constituted a breach of his fiduciary duties and his breach of those duties involved intentional misconduct, fraud, or a knowing violation of law.  The articles do not preclude liability for directors for the payment of unlawful distributions in violation of Nevada Revised Statutes Section 78.300.

Our Articles of Incorporation also provide that we shall indemnify our directors, officers, employees and agents to the fullest extent permitted by Nevada law.  Our Bylaws provide for the advancement of expenses prior to the final disposition of any action, suit or proceeding.  We have obtained directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our Articles of Incorporation and Bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty.  They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders.  Furthermore, a stockholder’s investment may be adversely affected to the extent that we pay costs of settlement and damage awards against directors and officers as required by these indemnification provisions.  At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Insofar as we may permit indemnification for liabilities arising under the Securities Act of 1933 to directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy, as expressed in the Securities Act and is, therefore, unenforceable.

EXECUTIVE COMPENSATION

The following table sets forth information about the remuneration of our principal executive officer (“Named Officer”) for services rendered during our last two completed fiscal years.  None of our other executive officers had total compensation of $100,000 or more.  Certain columns as required by the regulations of the Securities and Exchange Commission have been omitted as no information was required to be disclosed under those columns.

Summary Compensation Table
Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)	Total ($)
Henry E. Cartwright, President and CEO (1)	2008 2007	19,385 -0-	-0- -0-	-0- 49,156 (2)	19,385 49,156
_______________
(1)           Mr. Cartwright has been our president and chief executive officer since April 2007.
(2)           The options were valued using the Black-Scholes stock option pricing model with the following assumptions used:
•	Expected option life-years: 5
•	Risk-free interest rate: 4.6%
•	Dividend yield: 0
•	Volatility: 45%

The following table set forth information regarding the outstanding equity awards as of December 31, 2008.

Outstanding Equity Awards At Fiscal Year-End
	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Henry E. Cartwright	53,125	53,125 (1)	-0-	4.40	6/30/2012
_______________
(1)           These options will vest March 1, 2009.

During the fiscal year ended December 31, 2008, there were no exercises of stock options by the Named Officer.

Compensation of Directors

Each of our non-employee directors receives reimbursement for expenses of attendance for each scheduled meeting that requires physical attendance.  We do not pay any cash compensation to any of our non-employee directors.  We have granted each of our non-employee directors options to purchase up to 25,000 shares of common stock, exercisable at $4.40 per share.  The options are exercisable until June 30, 2012 and vest as to 25% upon date of grant (June 30, 2007) and 75% one year from date of grant (June 30, 2008).  The following table sets forth compensation paid to our directors for the fiscal year ended December 31, 2008.

Director Compensation
Name	Fees Earned or Paid in Cash ($)	Option Awards ($)	Total ($)
Sam D. Dewar	-0-	-0-	-0-
Gregory R. Janson	-0- (1)	-0-	-0-
Rea M. Melanson	-0-	-0-	-0-
Paul Schloss	-0-	-0-	-0-
______________
(1)	Mr. Janson was paid a salary of $58,547 for the fiscal year ended December 31, 2008 for his service as an officer of the Company.

Employment Agreements

We entered into an employment contract with Brad Beckstead in July 2007.  We have agreed to pay Mr. Beckstead cash compensation of $7,000 per month and have granted options to purchase a total of 70,000 shares of common stock under our 2007 Stock Option Plan.  One-half of the options vest in four equal quarterly installments during the year beginning July 20, 2007, and the remaining half will vest in eight equal quarterly installments during the two years beginning July 20, 2008.  The term of the contract is for a period of three years.  If we should terminate the contract without cause or if Mr. Beckstead should resign for cause, we would be obligated to pay Mr. Beckstead 12 months of cash compensation.  A lapse in our directors’ and officers’ liability insurance can be grounds for Mr. Beckstead’s resignation for cause.  In addition, if a change in control should occur, all compensation due to Mr. Beckstead through the end of the term of the contract would be immediately due and payable.  We pay $4,000 of Mr. Beckstead’s monthly cash compensation in the form of rent to a real estate holding company owned by Mr. Beckstead and his wife.

Stock Option Plan

Our stockholders adopted the 2007 Stock Option Plan on June 27, 2007 that currently permits the granting of options to purchase up to 470,000 shares.  This amount adjusts at the beginning of each of our fiscal quarters to a number equal to 10% of the number of shares of common stock outstanding at the end of our last completed fiscal quarter, or 470,000 shares, whichever is greater, and provided further that such number will be increased by the number of shares of option stock that we subsequently may reacquire through repurchase or otherwise.  Options may be granted to officers, directors, employees, and consultants on a case-by-case basis.  This Plan will remain in effect until it is terminated by the board of directors or, if so appointed by the board, a committee of two or more disinterested directors administering the Plan, except that no incentive stock option will be granted after June 26, 2017.

The 2007 Stock Option Plan is intended to (i) encourage ownership of shares by our employees and directors of and certain consultants to the company; (ii) induce them to work for the benefit of the company; and (iii) provide additional incentive for such persons to promote the success of the company.

The board of directors or committee may amend, suspend or discontinue the Plan at any time or from time to time; provided that no action of the board will cause incentive stock options granted under this Plan not to comply with Section 422 of the Internal Revenue Code unless the board specifically declares such action to be made for that purpose and provided further that without the approval of our stockholders, no such action may: (i) materially increase the maximum aggregate number of shares that may be issued under options granted pursuant to the Plan, (ii) materially increase the benefits accruing to Plan participants, or (iii) materially modify eligibility requirements for the participants.  Moreover, no such action may alter or impair any option previously granted under the Plan without the consent of the holder of such option.

The Plan contains provisions for proportionate adjustment of the number of shares for outstanding options and the option price per share in the event of stock dividends, recapitalizations, stock splits or combinations.

Each option granted under the Plan will be evidenced by a written option agreement between us and the optionee.  The option price of any incentive stock option or non-qualified option may be not less than 100% of the fair market value per share on the date of grant of the option; provided, however, that any incentive stock option granted to a person owning more than 10% of the total combined voting power of the common stock will have an option price of not less than 110% of the fair market value per share on the date of grant.  “Fair Market Value” per share as of a particular date is defined in the Plan as the closing price of our common stock as reported on a national securities exchange or the last transaction price on the reporting system or, if none, the average of the closing bid and asked prices of our common stock in the over-the-counter market or, if such quotations are unavailable, the value determined by the board in its discretion in good faith.

The exercise period of incentive stock options or non-qualified options granted under the Plan may not exceed ten years from the date of grant thereof.  Incentive stock options granted to a person owning more than ten percent of the total combined voting power of our common stock will be for no more than five years.

To exercise an option, the optionee must pay the full exercise price in cash, by check or such other legal consideration as may be approved by the committee.  Such other consideration may consist of shares of common stock having a fair market value equal to the option price, cashless exercise, a personal recourse note, or in a combination of cash, shares, cashless exercise and a note, subject to approval of the committee.

An option may not be exercised unless the optionee then is an employee, consultant, officer, or director of our company or its subsidiaries, and unless the optionee has remained continuously as an employee, consultant, officer, or director of our company since the date of grant of the option.  If the optionee ceases to be an employee, consultant, officer, or director of our company or its subsidiaries other than by reason of death, disability, or for cause, all options granted to such optionee, fully vested to such optionee but not yet exercised, will terminate three months after the date the optionee ceases to be an employee, consultant, officer or director of our company.

If the employee is terminated “for cause” (as that term is defined in the Plan), such employee’s options will terminate immediately on the date the optionee ceases employment or association.

If an optionee dies while an employee, consultant, officer or director of our company, or if the optionee’s employment, consultant, officer, or director status terminates by reason of disability, all options theretofore granted to such optionee, whether or not otherwise exercisable, unless earlier terminated in accordance with their terms, may be exercised at any time within one year after the date of death or disability of said optionee, by the optionee or by the optionee’s estate or by a person who acquired the right to exercise such options by bequest or inheritance or otherwise by reason of the death or disability of the optionee.

As of March 31, 2009 , 470,000 options were outstanding under the Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Set forth below is information regarding the beneficial ownership of our common stock, as of March 31, 2009 by (i) each person whom we know owned, beneficially, more than 5% of the outstanding shares of our common stock, (ii) each of our directors, (iii) each of our named executive officers, and (iv) all of the current directors and executive officers as a group.  We believe that, except as otherwise noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed.  Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares beneficially owned.  Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days of March 31, 2009 are deemed outstanding for purposes of computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

Beneficial Owner (1)	Number of Shares Beneficially Owned	Percent of Class (2)
Chester L.F. Paulson and Jacqueline M. Paulson (3)	400,000	13.7%
Ulderico Conte (4)	211,750	8.3%
Gregory R. Janson (5)	206,250	8.1%
Ira J. Miller (6)	200,000	7.6%
Henry R. Cartwright (7)	181,250	6.9%
Terry A. Cartwright (8)	106,250	4.2%
Brad Beckstead (9)	52,500	2.0%
Rea M. Melanson (10)	25,000	1.0%
Sam D. Dewar (10)	25,000	1.0%
All directors and officers as a group (7 persons)(11)	808,000	28.6%
_______________
(1)
With the exception of Chester L.F. Paulson and Jacqueline M. Paulson and Ira J. Miller, the address of those listed is c/o Healthy Fast Food, Inc., 1075 American Pacific #C, Henderson, Nevada 89074.  The Paulson’s address is 811 SW Naito Parkway, Suite 200, Portland, OR 97204.  Mr. Miller’s address is 2224 Summerwind Circle, Henderson, Nevada 89052.

(2)	Based on 2,518,350 shares outstanding.

(3)	Includes 400,000 shares issuable upon the exercise of warrants owned of record by Paulson Investment Company, Inc.

(4)	Includes 25,000 shares held by Mr. Conte’s wife, 31,250 shares issuable upon the exercise of vested options, and 5,000 shares issuable upon the exercise of warrants.

(5)	Includes 25,000 shares held by Mr. Janson’s wife and 31,250 shares issuable upon the exercise of vested stock options.

(6)	Includes 100,000 shares held by Miller Family Trust Dated 7/18/2000 and 100,000 shares issuable upon the exercise of warrants.

(7)	Includes 106,250 shares issuable upon the exercise of vested options.

(8)	Includes 31,250 shares issuable upon the exercise of vested options.

(9)	Includes 52,500 shares issuable upon the exercise of vested options.

(10)	Includes 25,000 shares issuable upon the exercise of vested options.

(11)	Includes 307,500 shares issuable upon the exercise of vested options and 5,000 shares issuable upon the exercise of warrants.

Changes in Control

There are no agreements known to management that may result in a change of control of our company.

Equity Compensation Plan Information

The following table sets forth information as of the end of the most recently completed fiscal year, December 31, 2008:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
Equity compensation plans approved by security holders	470,000	$4.40	-0-
Equity compensation plans not approved by security holders	-0-	--	-0-
Total	470,000	$4.40	-0-

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None of our present directors, officers or principal stockholders, nor any family member of the foregoing, nor, to the best of our information and belief, any of our former directors, officers or principal stockholders, nor any family member of such former directors, officers or principal stockholders, has or had any material interest, direct or indirect, in any transaction, or in any proposed transaction which has materially affected or will materially affect us, except as described below.

Founders’ Shares

At the inception of the company in November 2005, a total of 700,000 shares of common stock were sold to Gregory R. Janson, Ulderico Conte, Henry E. Cartwright, Terry A. Cartwright, and adult children of Henry E. Cartwright for total consideration of $1,750 as follows:

Name	Number of Shares
Gregory R. Janson	200,000
Ulderico Conte	200,000
Henry E. Cartwright	75,000
Terry A. Cartwright	75,000
Stan Cartwright	50,000
Dana R. Cartwright	50,000
Stacy L. Heroy	50,000
TOTAL	700,000

Loans by Janson and Conte

On November 15, 2005, we issued promissory notes to Ulderico Conte and Gregory R. Janson in the amounts of $2,525 and $275, respectively.  Both Messrs. Conte and Janson were officers, directors and founders of the company at the time.  The notes bore interest at 10% per annum and were due March 15, 2006.  These notes were paid in 2006, together with interest of $180 in the case of Mr. Conte and $17 in the case of Mr. Janson.

Mr. Conte advanced $200 during 2006, which was repaid in February 2007.

Loans by Cartwright and Miller

On October 24, 2006, we issued a promissory note to Henry E. Cartwright, one of our founders, and Ira J. Miller as Trustee of the Miller Family Trust dated July 18, 2000 for a loan of up to $300,000.  The loan was to be funded in tranches, due January 31, 2007 and secured by all of our assets.  The note bore interest at 10% per annum.

Funds were advanced to us under this note as follows:

Date	Lender	Amount
September 21, 2006	Henry E. Cartwright	$75,000
October 13, 2006	Henry E. Cartwright	$25,000
October 31, 2006	Henry E. Cartwright	$50,000
November 14, 2006	Henry E. Cartwright	$50,000
December 1, 2006	Miller Family Trust	$125,000

Proceeds from the advance received from Miller Family Trust were used in part to repay the first advance of $75,000 made by Mr. Cartwright.  At December 31, 2006, we owed each of Mr. Cartwright and Miller Family Trust $125,000 and had accrued interest of $2,216 and $1,027 relating to Mr. Cartwright’s note and the Miller Family Trust note, respectively.  These loans were repaid in March 2007, together with interest of $5,069 in the case of Mr. Cartwright and $4,075 in the case of Miller Family Trust.

Warrants Granted to Miller

On November 20, 2006, we granted Ira Miller warrants to purchase 100,000 shares of our common stock at $2.20 per share in consideration for his services as our chief financial officer.  Mr. Miller served in this position from December 2006 to June 2007.  The warrants expire January 24, 2016 and contain provisions relating to cashless exercise and “piggyback” registration rights.  We valued these warrants at $121,387.

Office Space

Our principal offices are located at 1075 American Pacific, Suite C, Henderson, Nevada 89074.  These offices are leased by Monster Framing, Inc., a company owned by Terry A. Cartwright, one of our founders.  We do not pay any rent for the use of this space, the fair market value of which is estimated to be $70 per month.  The annualized donated rent of $490 is considered immaterial to the financial statements and consequently not recorded.

Purchase of U-Swirl Frozen Yogurt Concept

On September 30, 2008, we acquired the worldwide rights to the U-Swirl Frozen Yogurt concept in exchange for 100,000 restricted shares of our common stock from a company then known as U-Swirl Yogurt, Inc. (now known as U Create Enterprises Incorporated), which is owned by the grandchildren and family of Henry E. Cartwright.  U Create Enterprises Incorporated operates its frozen yogurt store in Henderson, Nevada, as our franchisee.  As part of the terms of the acquisition, we agreed that no franchise fees or royalties would be charged with respect to this location, as it will permit us to use the location as a training facility.  In addition, we granted U Create Enterprises Incorporated the right to open additional locations in Henderson, Boulder City and Pahrump, Nevada.  U Create Enterprises Incorporated will pay an initial franchise fee of $5,000 for each location and a 1% royalty on sales.   As this is our only franchised location at this time, the royalties we are foregoing represents all of the royalty income we could be receiving.  Had we charged royalties for the quarter ended March 31, 2009, we would have recognized $4,018.

Future Transactions

All future affiliated transactions will be made or entered into on terms that are no less favorable to us than those that can be obtained from any unaffiliated third party.  A majority of the independent, disinterested members of our board of directors will approve future affiliated transactions, and we will maintain at least two independent directors on our board of directors to review all material transactions with affiliates.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 100,000,000 shares of common stock, $0.001 par value, and 25,000,000 shares of preferred stock, $0.001 par value.  As of March 31, 2009, we had 2,518,350 shares of common stock and no shares of preferred stock outstanding.

The following is a summary of the rights of our capital stock as provided in our Articles of Incorporation and Bylaws.  For more detailed information, please see our Articles of Incorporation and Bylaws, which have been filed as exhibits to the registration statement of which this prospectus is a part.

Class A Warrants

General.  The Class A warrants may be exercised until the expiration date, which is March 19, 2013.  Each warrant entitles the holder to purchase one share of common stock at an exercise price of $5.10 per share.  This exercise price will be adjusted if specific events, summarized below, occur.  A holder of warrants will not be deemed a holder of the underlying stock for any purpose until the warrant is exercised.  If at their expiration date the Class A warrants are not currently exercisable, the expiration date will be extended for 30 days following notice to the holders of the warrants that the warrants are again exercisable.  If we cannot honor the exercise of Class A warrants and the securities underlying the warrants are listed on a securities exchange or if there are three independent market makers for the underlying securities, we may, but are not required to, settle the warrants for a price equal to the difference between the closing price of the underlying securities and the exercise price of the warrants.  Because we are not required to settle the warrants by payment of cash, and because there is a possibility that warrant holders will not be able to exercise the warrants when they are in-the-money or otherwise, there is a risk that the warrants will never be settled in shares or payment of cash.  This may have an adverse effect on the demand for the warrants and the prices that can be obtained from reselling them.

Redemption.  We will have the right to redeem the Class A warrants a price of $0.25 per warrant, after providing 30 days prior written notice to the Class A warrantholders, at any time after the closing price of our common stock, as reported on the OTC Bulletin Board, equals or exceeds $6.12 for five consecutive trading days.  We will send a written notice of redemption by first class mail to holders of the Class A warrants at their last known addresses appearing on the registration records maintained by the transfer agent.  No other form of notice or publication will be required.  If we call the warrants for redemption, the holders of the warrants will then have to decide whether to sell warrants, exercise them before the close of business on the business day preceding the specified redemption date or hold them for redemption.

Class B Warrants

General.  The Class B warrants may be exercised until the expiration date, which is March 19, 2013.  Each Class B warrant entitles the holder to purchase one share of common stock at an exercise price of $10.20 per share.  This exercise price will be adjusted if specific events, summarized below, occur.  A holder of warrants will not be deemed a holder of the underlying stock for any purpose until the warrant is exercised.  If at their expiration date the Class B warrants are not currently exercisable, the expiration date will be extended for 30 days following notice to the holders of the warrants that the warrants are again exercisable.  If we cannot honor the exercise of Class B warrants and the securities underlying the warrants are listed on a securities exchange or if there are three independent market makers for the underlying securities, we may, but are not required to, settle the warrants for a price equal to the difference between the closing price of the underlying securities and the exercise price of the warrants.  Because we are not required to settle the warrants by payment of cash, and because there is a possibility that warrant holders will not be able to exercise the warrants when they are in-the -money or otherwise, there is a risk that the warrants will never be settled in shares or payment of cash.  This may have an adverse effect on the demand for the warrants and the prices that can be obtained from reselling them.

Redemption.  The Class B warrants are not redeemable.

Provisions Applicable to the Class A and Class B Warrants

Exercise.  The holders of the warrants may exercise them only if an appropriate registration statement is then in effect.  To exercise a warrant, the holder must deliver to our transfer agent the warrant certificate on or before the expiration date or the redemption date, as applicable, with the form on the reverse side of the certificate executed as indicated, accompanied by payment of the full exercise price for the number of warrants being exercised.  Fractional shares of common stock will not be issued upon exercise of the warrants.

Adjustments in Certain Events.  We will make adjustments to the terms of the warrants if certain events occur.  If we distribute to our stockholders additional shares of common stock through a dividend or distribution, or if we effect a stock split of our common stock, we will adjust the total number of shares of common stock purchasable on exercise of a warrant so that the holder of a warrant thereafter exercised will be entitled to receive the number of shares of common stock the holder would have owned or received after such event if the warrant holder had exercised the warrant before the event causing the adjustment.  The aggregate exercise price of the warrant will remain the same in that circumstance, but the effective purchase price per share of common stock purchasable upon exercise of the warrant will be proportionately reduced because a greater number of common stock shares will then be purchasable upon exercise of the adjusted warrant.  We will make equivalent changes in warrants if we effect a reverse stock split.

In the event of a capital reorganization or reclassification of our common stock, the warrants will be adjusted so that thereafter each warrant holder will be entitled to receive upon exercise the same number and kind of securities that such holder would have received if the warrant had been exercised before the capital reorganization or reclassification of our common stock.

If we merge or consolidate with another corporation, or if we sell our assets as an entirety or substantially as an entirety to another corporation, we will make provisions so that warrant holders will be entitled to receive upon exercise of a warrant the kind and number of securities, cash or other property that would have been received as a result of the transaction by a person who was our stockholder immediately before the transaction and who owned the same number of shares of common stock for which the warrant was exercisable immediately before the transaction. No adjustment to the warrants will be made, however, if a merger or consolidation does not result in any reclassification or change in our outstanding common stock.

Preferred Stock

Our Board of Directors is authorized by our Articles of Incorporation to establish classes or series of preferred stock and fix the designation, powers, preferences and rights of the shares of each such class or series and the qualifications, limitations or restrictions thereof without any further vote or action by our stockholders.  Any shares of preferred stock so issued would have priority over our common stock with respect to dividend or liquidation rights.  Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in our control without further action by our stockholders and may adversely affect the voting and other rights of the holders of our common stock.  At present we have no plans to issue any additional shares of preferred stock or to adopt any new series, preferences or other classification of preferred stock.

The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal.  For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable a holder to block such a transaction.  In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of holders of our common stock.  Although our Board of Directors is required to make any determination to issue preferred stock based on its judgment as to the best interests of our stockholders, our Board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which such stockholders might receive a premium for their stock over the then market price of such stock.  Our Board presently does not intend to seek stockholder approval prior to the issuance of currently authorized stock, unless otherwise required by law or applicable stock exchange rules.

Common Stock

The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.  We do not have cumulative voting rights in the election of directors.  Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor as well as any distributions to the shareholders.  In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.  Holders of common stock have no preemptive or other subscription of conversion rights.  There are no redemption or sinking fund provisions applicable to the common stock.

Other Warrants

As consideration for services rendered to us, we have issued warrants to purchase a total of 200,000 shares of common stock.  Messrs. Edward A. Scofield and Stephen T. Funari were each granted a warrant to purchase 25,000 shares of our common stock at $0.02 per share as consideration for legal services provided to us.  These warrants expire on January 24, 2016.  Mr. Funari exercised his warrants in October 2007.  In lieu of a salary for services as our chief financial officer, we granted Ira J. Miller a warrant to purchase 100,000 shares of common stock at $2.20 per share, which expires January 24, 2016.  Also, in consideration of consulting services provided to us, we granted InfusionCapital, LLC a warrant to purchase 50,000 shares of common stock at $7.50 per share, which expires February 22, 2012.  The exercise of these warrants could have dilutive effect on our common stock.

2007 Stock Option Plan

Our 2007 Stock Option Plan currently authorizes the grant of up to 470,000 shares of common stock (subject to adjustment for stock splits and similar capital changes) in connection with restricted stock awards, incentive stock option grants and non-qualified stock option grants.  Employees and, in the case of nonqualified stock options, directors, consultants or any affiliate are eligible to receive grants under our plans.  As of March 31, 2009, there were options to purchase 470,000 shares outstanding under our Option Plan.  The exercise of these options could have dilutive effect on our common stock.

Authorized but Unissued Shares

The authorized but unissued shares of common and preferred stock are available for future issuance without stockholder approval.  These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans.  The existence of authorized but unissued shares could hinder or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Anti-Takeover Effects of Certain Provisions of Nevada Law and Our Articles of Incorporation and Bylaws

Our Articles of Incorporation and Bylaws contain a number of provisions that could make our acquisition by means of a tender or exchange offer, a proxy contest or otherwise more difficult.  These provisions are summarized below.

Special Meetings.  Our Bylaws provide that special meetings of stockholders can be called by the Chairman of the Board, the President, a majority of the Board, or the Secretary at the written request of stockholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting.

Undesignated Preferred Stock.  The ability to authorize undesignated preferred stock makes it possible for our Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us.  The ability to issue preferred stock may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Advance Notice Procedure for Director Nominations and Stockholder Proposals.  Our Bylaws provide that adequate notice must be given to nominate candidates for election as directors or to make proposals for consideration at annual meetings of stockholders.  Notice of a stockholder’s intent to nominate a director must be delivered to or mailed and received at our principal executive offices as follows:

•	for an election to be held at the annual meeting of stockholders, not later than 90 calendar days prior to the anniversary date of the immediately preceding annual meeting of stockholders; and

•
for an election to be held at a special meeting of stockholders, not later than the later of (1) 90 calendar days prior to the special meeting or (2) 10 calendar days following the public announcement of the special meeting.

Notice of a stockholder’s intent to raise business at an annual meeting must be received at our principal executive offices not later than 90 calendar days prior to the anniversary date of the preceding annual meeting of stockholders.

These procedures may operate to limit the ability of stockholders to bring business before a stockholders’ meeting, including the nomination of directors and the consideration of any transaction that could result in a change in control and that may result in a premium to our stockholders.

Transfer Agent, Warrant Agent and Registrar

The transfer agent, warrant agent and registrar for our common stock is Computershare Trust Company, N.A.  Its address is 350 Indiana Street, Suite 800, Golden, Colorado 80401, and its telephone number is (303) 262-0600.

SHARES ELIGIBLE FOR FUTURE SALE

Outstanding Shares

The 1,000,000 shares of common stock issued as part of the units sold in this offering, together with the up to 3,000,000 shares issued upon exercise of the Class A warrants and Class B warrants comprising part of the units sold in this offering, will be freely tradable, except by any of our “affiliates” as defined in Rule 144 under the Securities Act.  All remaining shares, and all shares subject to outstanding options and warrants, were issued and sold by us in private transactions and are eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144 or Rule 701 under the Securities Act.  These remaining shares are considered “restricted” within the meaning of Rule 144.

Restricted Stock and Rule 144

The shares of restricted stock may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption from registration afforded by Rule 144.  In general, under Rule 144, as currently in effect, a person who may be deemed to be our affiliate and has beneficially owned shares for at least six months, may sell within any three-month period a number of shares of common stock that does not exceed a specified maximum number of shares.  This maximum is equal to 1% of the then outstanding shares of our common stock.  Sales under Rule 144 are also subject to restrictions relating to manner of sale, notice and availability of current public information about us.  A person who is not our affiliate, has not been an affiliate of ours within three months prior to the sale and has beneficially owned shares for at least six months would be entitled to sell such shares immediately without regard to volume limitations, manner of sale provisions, or notice requirements, so long as we have been subject to the reporting requirements of the Securities Exchange Act of 1934 and have filed all required reports thereunder.

Stock Options

As of March 31, 2009, we had granted and had outstanding stock options to purchase 470,000 shares of common stock under our Option Plan.  A total of 470,000 shares of common stock currently are reserved for issuance under our Option Plan, and we intend to file a registration statement on Form S-8 to register these shares under the Securities Act.

Underwriter’s Warrants

In connection with our initial public offering, we issued to the underwriter warrants to purchase 100,000 units.  The underwriter’s warrants will be exercisable for units until March 19, 2013.  We have agreed to file one registration statement to register the securities underlying the underwriter’s warrants during the period commencing on March 19, 2009 and ending on March 19, 2013.  The common stock and warrants issued to the underwriter upon exercise of these underwriter’s warrants will be freely tradable.

Warrants to Investor Relations Firm

On February 21, 2008, we issued a warrant to our corporate investor relations firm to purchase 60,000 units (each unit containing one share of common stock, one class A warrant and two Class B warrants) with an exercise price of $6.12 per unit for services relating to our investor relations.

Other Warrants

In addition to the stock options and warrants described above, we have issued warrants to purchase a total of 175,000 shares of common stock as follows:

Number of Shares Purchasable	Exercise Price	Issuance Date	Expiration Date
25,000	$0.02	January 23, 2006	January 24, 2016
100,000	$2.20	November 20, 2006	January 24, 2016
50,000	$7.50	February 22, 2007	February 22, 2012

None of the shares issued upon exercise of these warrants will be eligible for resale until the later of such time as they are registered under the Securities Act of 1933 or an exemption from registration is available including the exemption afforded by Rule 144.

LEGAL MATTERS

Dill Dill Carr Stonbraker & Hutchings, P.C., Denver, Colorado, has passed upon the validity of the securities offered by this prospectus on our behalf.

EXPERTS

Our financial statements as of and for the years ended December 31, 2008 and 2007 included in this prospectus have been audited by L.L. Bradford & Company, LLC, an independent registered public accounting firm, to the extent set forth in its report, and are set forth in this prospectus in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

In connection with the securities offered by this prospectus, we have filed a registration statement on Form S-1 under the Securities Act with the SEC.  This prospectus, filed as part of the registration statement, does not contain all of the information included in the registration statement and the accompanying exhibits and schedules.  For further information with respect to our securities, and us you should refer to the registration statement and the accompanying exhibits and schedules.  Statements contained in this prospectus regarding the contents of any contract or any other document are not necessarily complete, and you should refer to the copy of the contract or other document filed as an exhibit to the registration statement.  You may inspect a copy of the registration statement and the accompanying exhibits and schedules without charge at the SEC’s public reference facility, 100 F Street, NE, Washington, D.C. 20549, and you may obtain copies of all or any part of the registration statement from this office for a fee.  You may obtain information on the operation of the public reference facility by calling the SEC at 1-800-SEC-0330.  The SEC maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically.  The address of the site is http://www.sec.gov.

You should rely only on the information contained in this prospectus and in any free writing prospectus that states that it has been provided with our approval.  We have not authorized any other person to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  The information in this prospectus may only be accurate as of the date appearing on the cover page of this prospectus, regardless of the time this prospectus is delivered or our securities are sold.

We are not making an offer to sell the securities in any jurisdiction where the offer or sale is not permitted.  No action is being taken in any jurisdiction outside the United States to permit a public offering of our securities or the possession or distribution of this prospectus in any such jurisdiction.  Persons who come into possession of this prospectus in jurisdictions outside of the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable in that jurisdiction.

INDEX TO FINANCIAL STATEMENTS

Condensed Consolidated Balance Sheets at March 31, 2009 (unaudited) and December 31, 2008	F-1

Condensed Consolidated Statements of Operations for the three months ended March 31, 2009 and 2008 (unaudited)	F-2

Condensed Consolidated Statement of Cash Flows for the three months ended March 31, 2009 and 2008 (unaudited)	F-3

Notes to Financial Statements for the three months ended March 31, 2009 (unaudited)	F-4

HEALTHY FAST FOOD, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

	Unaudited	Audited
	March 31, 2009	December 31, 2008
ASSETS

Current assets
Cash and equivalents	$2,198,548	$3,335,740
Tenant improvement allowance receivable	332	50,210
Royalty rebate receivable	2,582	2,039
Inventory	62,896	43,450
Prepaid expenses	36,243	43,010
Total current assets	2,300,601	3,474,449

Leasehold improvements, property and equipment, net	1,589,088	879,435

Other assets
Deposits	198,902	151,617
Franchise fees, net of amortization	13,184	13,621
Total other assets	212,086	165,238

Total assets	$4,101,775	$4,519,122

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$104,743	$170,776
Royalties payable	3,403	2,207
Current portion of capitalized lease	4,346	4,203
Total current liabilities	112,492	177,186

Deferred rent	203,251	207,482
Long-term capitalized lease	13,809	14,951

Total liabilities	329,552	399,619

Commitments and contingencies

Stockholders' equity
Preferred stock; $0.001 par value; 25,000,000 shares authorized,
no shares issued and outstanding	-	-
Common stock; $0.001 par value; 100,000,000 shares authorized,
2,518,350 shares issued and outstanding
at 3/31/09 and 12/31/08	2,518	2,518
Additional paid-in capital	6,794,179	6,794,179
Stock subscriptions receivable	(150)	(150)
Deficit	(3,024,324)	(2,677,044)
Total stockholders' equity	3,772,223	4,119,503

Total liabilities and stockholders' equity	$4,101,775	$4,519,122

The accompanying Notes are an integral part of these financial statements.

HEALTHY FAST FOOD, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Unaudited
	For the three months ended
	March 31, 2009	March 31, 2008

Revenues
Restaurant sales, net of discounts	$253,894	$183,298
Franchise royalties and fees	6,619	17,500
Total revenues	260,513	200,798

Restaurant operating costs
Food, beverage and packaging costs	105,329	81,092
Labor and related expenses	118,936	93,528
Occupancy and related expenses	58,188	24,606
Marketing and advertising	7,547	20,229
Royalties	9,553	2,928
General and administrative	128,970	64,699
Officer compensation	126,292	64,490
Investor relations fees	-	108,842
Pre-opening costs	19,803	-
Depreciation and amortization	35,106	20,108
Amortization of franchise fees	437	438
Total costs and expenses	610,161	480,960
Loss from operations	(349,648)	(280,162)

Interest expense	(637)	(1,288)
Interest income	3,005	3,947

Loss before income taxes	(347,280)	(277,503)
Provision for income taxes	-	-
Net loss	$(347,280)	$(277,503)

Net loss per common share - basic and fully diluted	$(0.14)	$(0.13)

Weighted average common shares outstanding -
basic and diluted	2,518,350	2,186,110

The accompanying Notes are an integral part of these financial statements.

HEALTHY FAST FOOD, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Unaudited
	For the three months ended
	March 31, 2009	March 31, 2008

Cash flows from operating activities:
Net (loss)	$(347,280)	$(277,503)
Adjustments to reconcile net (loss) to net
cash (used) by operating activities:
Depreciation and amortization	35,106	20,108
Amortization of franchise fees	437	438
Share-based compensation	-	101,342
Changes in operating assets and liabilities:
Royalty rebate receivable	(543)	(317)
Interest receivable	-	(1,541)
Inventory	(19,446)	3,304
Prepaid expenses	6,767	(2,975)
Accounts payable and accrued liabilities	(66,033)	24,240
Accrued interest - related parties	-	(1,844)
Royalties payable	1,196	-
Deferred rent	(4,231)	(4,836)
Net cash (used) by operating activities	(394,027)	(139,584)

Cash flows from investing activities:
Tenant improvement allowance receivable	49,878	-
Deposits	(47,285)	(3,000)
Prepaid franchise fees	-	(140,000)
Purchase of fixed assets	(744,759)	(19,470)
Net cash provided (used) by investing activities	(742,166)	(162,470)

Cash flows from financing activities:
Net proceeds from issuance of common stock	-	4,401,191
Payments on capital lease obligation	(999)	(1,983)
Net cash provided (used) by financing activities	(999)	4,399,208

Net change in cash	(1,137,192)	4,097,154

Cash, beginning of period	3,335,740	604,118

Cash, end of period	$2,198,548	$4,701,272

Supplemental disclosure of cash flow information:
Interest paid	$637	$1,288
Capital lease obligations for property and equipment	$-	$23,937

The accompanying Notes are an integral part of these financial statements.

HEALTHY FAST FOOD, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2009
(UNAUDITED)

1.	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Healthy Fast Food, Inc. (the “Company”) was incorporated in the state of Nevada on November 14, 2005.

Evos Concept
The Company owns and operates two EVOS® fast food franchise restaurants located in Henderson and Las Vegas, Nevada under franchise rights purchased from EVOS USA, Inc.  The Company also has secured the exclusive right to solicit EVOS® franchises on behalf of EVOS USA, Inc. as an area representative within a 12-state territory.

U-Swirl Concept
On September 30, 2008, the Company acquired the worldwide rights to the U-Swirl Frozen YogurtSM concept through its wholly-owned subsidiary, U-Swirl International, Inc.  U-SWIRL allows guests the ultimate choice in frozen yogurt by providing 16 non-fat flavors, including tart, traditional and no sugar-added options and more than 40 toppings, including seasonal fresh fruit, sauces, candy and granola. Guests serve themselves and pay by the ounce instead of by the cup size.  As of March 31, 2009, U-Swirl International, Inc. owned and operated one restaurant and had another restaurant under construction.

The accompanying unaudited financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles for interim financial statements and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission. In the opinion of management, the accompanying unaudited financial statements reflect all adjustments consisting of normal recurring adjustments necessary for a fair presentation of its financial position and results of operations. Interim results of operations are not necessarily indicative of the results that may be achieved for the full year. The financial statements and related notes do not include all information and footnotes required by U.S. generally accepted accounting principles for annual reports. This quarterly report should be read in conjunction with the financial statements included in the Company’s annual statement on Form 10k filed on March 27, 2009 with the U.S. Securities and Exchange Commission for the year ended December 31, 2008.

New Pronouncements

On April 9, 2009, the FASB issued three final Staff Positions (FSPs) intended to provide additional application guidance and enhance disclosures regarding fair value measurements and impairments of securities. FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, provides guidelines for making fair value measurements more consistent with the principles presented in FASB Statement No. 157, Fair Value Measurements. FSP FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments, enhances consistency in financial reporting by increasing the frequency of fair value disclosures. FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, provides additional guidance designed to create greater clarity and consistency in accounting for and presenting impairment losses on securities.

FSP FAS 157-4 relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms what Statement 157 states is the objective of fair value measurement—to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive.

FSP FAS 107-1 and APB 28-1 relates to fair value disclosures for any financial instruments that are not currently reflected on the balance sheet of companies at fair value. Prior to issuing this FSP, fair values for these assets and liabilities were only disclosed once a year. The FSP now requires these disclosures on a quarterly basis, providing qualitative and quantitative information about fair value estimates for all those financial instruments not measured on the balance sheet at fair value.

HEALTHY FAST FOOD, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2009
(UNAUDITED)

FSP FAS 115-2 and FAS 124-2 on other-than-temporary impairments is intended to bring greater consistency to the timing of impairment recognition, and provide greater clarity to investors about the credit and noncredit components of impaired debt securities that are not expected to be sold. The measure of impairment in comprehensive income remains fair value. The FSP also requires increased and more timely disclosures sought by investors regarding expected cash flows, credit losses, and an aging of securities with unrealized losses.

The FSPs are effective for interim and annual periods ending after June 15, 2009, but entities may early adopt the FSPs for the interim and annual periods ending after March 15, 2009.  The Company has determined that adoption of these pronouncements will not have a material impact on the Company’s financial statements.

2.           CASH AND EQUIVALENTS

Concentration of Credit Risk for Cash Held at Banks
The company maintains cash balances at several banks. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000.  No amounts were in excess of the Federally insured program.

During the third quarter ended September 30, 2008, the Company invested $3,000,000 in 13-week maturity US Government Treasury Bills.  The T-Bills matured and were redeemed in full on January 9, 2009.

3.           TENANT IMPROVEMENT ALLOWANCE RECEIVABLE

During December 2008, the Company entered into a lease agreement for a new U-Swirl Yogurt restaurant.  According to the terms of the agreement, the lessor owed the Company $50,210 in cash for tenant improvements.  As of December 31, 2008, the lessor had not paid the Company the $50,210, therefore, the amount was shown as an amount receivable on the Company’s Balance Sheet.  The amount was substantially received from the lessor in January 2009.

4.           FRANCHISE FEE INCOME

The Company recognized $6,619 and $17,500 in franchise fee income for the three months ended March 31, 2009 and 2008, respectively.  The $17,500 recognized during the quarter ended March 31, 2008 represents 50% of the initial franchise fee for a new restaurant location purchased by a new franchisee within the Company’s 12 state territory, and is in accordance with the Company’s Area Representative Agreement with EVOS USA, Inc.

5.           LEASEHOLD IMPROVEMENTS, PROPERTY AND EQUIPMENT

Leasehold improvements, property and equipment consist of the following:

	March 31, 2009	December 31, 2008
Restaurant equipment	$486,207	$197,476
Machinery & equipment	68,245	31,122
Furniture and fixtures	171,070	159,218
Computer software	16,268	15,831
Computer equipment	65,655	18,807
Vehicles	23,937	23,937
Leasehold improvements	964,007	604,239
	1,795,389	1,050,630
Less: accumulated depreciation	(206,301)	(171,195)
Leasehold improvements, property and equipment, net	$1,589,088	$879,435

HEALTHY FAST FOOD, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2009
(UNAUDITED)

Depreciation and amortization expense for the three months ended March 31, 2009 and 2008 totaled $35,106 and $20,108, respectively.

6.           FRANCHISE FEES AMORTIZATION

Amortization expense related to capitalized franchise fees for the three months ended March 31, 2009 and 2008 totaled $437 and $438, respectively.

7.           INTEREST INCOME AND EXPENSE

Interest income for the three months ended March 31, 2009 and 2008 totaled $3,005 and $3,947, respectively.

Interest expense for the three months ended March 31, 2009 and 2008 totaled $637 and $1,288, respectively.

8.           PREPAID FRANCHISE FEES

On February 29, 2008, the Company paid EVOS, USA, Inc. $140,000 cash to extend its build-out requirements pursuant to the Area Representative Agreement from five restaurants due by May 31, 2008 to five restaurants due initially by December 1, 2008.  On September 12, 2008, the build-out requirements were further extended (without further cost to the Company) to be due by March 1, 2009.  The effect of the cash paid for the extension is to increase the prepaid franchise fees for 12 restaurants from $6,458 per restaurant to $18,125 per restaurant.

Impairment Loss on Prepaid Franchise Fees
During the first quarter ended March 31, 2009, the Company determined to terminate its relationship with Evos, USA and abandon the EVOS® ARA agreement.  The Company also determined that the viability of the EVOS® concept and franchise model was in question significant enough to abandon the ARA altogether.  Accordingly, the Company determined to impair its prepaid franchise fees and recorded a loss totaling $217,500 as of December 31, 2008.  However, the Company continued to operate its two franchise stores under the EVOS® during the quarter ended March 31, 2009.

9.           RELATED PARTY TRANSACTIONS

A Company officer/shareholder has donated 100 square feet of office space for Company use.  The estimated fair market value of the space is $70/month.  The annualized donated rent of $840 is considered immaterial to the financial statements and consequently not recorded on the Company’s financial statements.

The Company paid $1,250 in rent for inventory storage for the three months ended March 31, 2009 to a company which is wholly owned by the Company’s officers/shareholders.

The Company paid $12,000 in rent to a real estate holding company held jointly by the Company’s Chief Financial Officer and his spouse as compensation for the three months ended March 31, 2009 pursuant to the Company’s employment agreement with the officer.

10.           OCCUPANCY AND RELATED EXPENSES

Occupancy and related expenses consists of the following for the three months ended March 31, 2009 and 2008:

	2009	2008
Rent and CAM fees	$48,753	$20,928
Utilities	9,435	3,678
Occupancy and related expenses	$58,188	$24,606

HEALTHY FAST FOOD, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2009
(UNAUDITED)

11.           COMMITMENTS AND CONTINGENCIES

Franchise agreement – On March 30, 2007, EVOS USA, Inc. modified the terms of the franchise agreement that governs the Company’s franchisor-franchisee relationship.  Under the modified terms, all franchisees will pay a royalty on gross revenues of 3.5% for the first year of operations, 4.5% for the second year of operations, and 5.5% for all subsequent years of operation.  The Company paid a 5.5% royalty on gross revenues for the period October 14, 2006, through March 30, 2007.  The royalty rate has been reduced for the Company’s Henderson restaurant to 3.5% until March 31, 2008, 4.5% until March 31, 2009, and 5.5% thereafter.  If the Company would have been required to pay the 5.5% royalty rate during the three months ended March 31, 2009, the pro forma impact would have been to increase the net loss and net loss per share by $2,382 and $-0-, respectively.

12.           COMPANY’S OPERATIONS ARE CLASSIFIED INTO TWO PRINCIPAL REPORTABLE SEGMENTS: EVOS FRANCHISES AND U-SWIRL OPERATIONS

The Company manages its operations through two business segments: Evos franchises and U-Swirl International company-owned stores. Each unit owns and operates restaurants under the respective names.

The Company evaluates performance based on net operating profit. Administrative functions such as finance, treasury, and information systems are centralized. However, where applicable, portions of the administrative function expenses are allocated between the operating segments. The operating segments do not share any facilities. In the event any supplies and/or services are provided to one operating segment by the other, the transaction is valued according to the company’s transfer policy, which approximates market price. The costs of operating the restaurants are captured discretely within each segment. The Company’s leasehold improvements, property, and equipment, inventory, and results of operations are captured and reported discretely within each operating segment.

Summary financial information for the two reportable segments is as follows:

	Three months ended March 31,
	2009	2008
Evos Franchise Operations:
Net sales	$244,814	$200,798
Operating loss	(286,608)	(280,162)
Assets	3,139,350	5,593,760
Cash and equivalents	2,174,159	4,701,272
Inventory	20,274	10,271
U-Swirl International Operations:
Net sales	$15,699	$-0-
Operating loss	(63,040)	-0-
Assets	962,425	-0-
Cash and equivalents	24,389	-0-
Inventory	42,622	-0-

	2009	2008
Consolidated Operations:
Net sales	$260,513	$200,798
Operating loss	(349,648)	(280,162)
Assets	4,101,775	5,593,760
Cash and equivalents	2,198,548	4,701,272
Inventory	62,896	10,271

HEALTHY FAST FOOD, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2009
(UNAUDITED)

13.           SUBSEQUENT EVENTS

U-Swirl International, Inc.

During April 2009, U-Swirl International, Inc. opened its second restaurant in Las Vegas, Nevada.

During May 2009, U-Swirl International, Inc. signed leases for two new restaurants located in Las Vegas, Nevada, and made a “good faith” deposit on a third location in Henderson, Nevada.  The three restaurants are expected to open during the third quarter 2009.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Healthy Fast Food, Inc.
Henderson, Nevada

We have audited the accompanying balance sheets of Healthy Fast Food, Inc. as of December 31, 2008 and 2007, and the related statements of operations, stockholders’ equity, and cash flows for the years then ended.  Healthy Fast Food, Inc.’s management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Healthy Fast Food, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

/s/ L.L. Bradford & Company, LLC

L.L. Bradford & Company, LLC
March 19, 2009
Las Vegas, Nevada

HEALTHY FAST FOOD, INC.
BALANCE SHEETS

	December 31, 2008	December 31, 2007
ASSETS

Current assets
Cash and equivalents	$3,335,740	$604,118
Royalty rebate receivable	2,039	992
Tenant improvement allowance receivable	50,210	-
Inventory	43,450	13,575
Prepaid expenses	43,010	16,750
Total current assets	3,474,449	635,435

Leasehold improvements, property and equipment, net	879,435	454,692

Other assets
Deposits	151,617	146,217
Deferred offering costs	-	332,415
Franchise fees, net of amortization	13,621	15,372
Prepaid franchise fees	-	77,500
Total other assets	165,238	571,504

Total assets	$4,519,122	$1,661,631

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$170,776	$133,556
Accrued interest - related parties	-	1,844
Royalties payable	2,207	-
Current portion of capitalized lease	4,203	-
Total current liabilities	177,186	135,400

Deferred rent	207,482	87,744
Long-term capitalized lease	14,951	-

Total liabilities	399,619	223,144

Commitments and contingencies

Stockholders' equity
Preferred stock; $0.001 par value; 25,000,000 shares authorized,
no shares issued and outstanding	-	-
Common stock; $0.001 par value; 100,000,000 shares authorized,
2,518,350 and 1,418,350 shares issued and outstanding
at 12/31/08 and 12/31/07, respectively	2,518	1,418
Additional paid-in capital	6,794,179	2,511,097
Stock subscriptions receivable	(150)	(150)
Accumulated deficit	(2,677,044)	(1,073,878)
Total stockholders' equity	4,119,503	1,438,487

Total liabilities and stockholders' equity	$4,519,122	$1,661,631

The accompanying Notes are an integral part of these financial statements.

HEALTHY FAST FOOD, INC.
STATEMENTS OF OPERATIONS

	For the years ended
	December 31, 2008	December 31, 2007

Revenues
Restaurant sales, net of discounts	$631,795	$970,163
Franchise royalties and fees	33,663	-
Total revenues	665,458	970,163

Restaurant operating costs
Food, beverage and packaging costs	275,195	416,443
Labor and related expenses	347,094	359,232
Occupancy and related expenses	200,203	106,133
Marketing and advertising	80,016	79,825
Royalties	26,685	24,567
General and administrative	386,373	218,104
Officer compensation	318,805	402,313
Board fees	-	34,375
Consulting fees - related party	-	11,458
Investor relations fees	184,740	-
Intellectual property acquired from related parties	180,000	-
Pre-opening costs	22,439	-
Impairment loss on prepaid franchise fees	217,500	-
Depreciation and amortization	78,416	65,016
Amortization of franchise fees	1,751	1,750
Total costs and expenses	2,319,217	1,719,216
Loss from operations	(1,653,759)	(749,053)

Interest expense	(3,394)	(6,106)
Interest income	53,987	18,778

Loss before income taxes	(1,603,166)	(736,381)
Provision for income taxes	-	-
Net loss	$(1,603,166)	$(736,381)

Net loss per common share - basic and fully diluted	$(0.73)	$(0.57)

Weighted average common shares outstanding -
basic and diluted	2,186,110	1,299,847

The accompanying Notes are an integral part of these financial statements.

HEALTHY FAST FOOD, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY

				Stock		Total
	Common Stock		Additional	Subscription	Accumulated	Stockholders'
	Shares	Amount	Paid-in Capital	Receivable	Deficit	Equity
Balance, December 31, 2006	1,000,550	$1,001	$668,114	$-	$(337,497)	$331,618

Issuance of stock pursuant to private placement	227,000	227	903,273	--	--	903,500
$4.00 per share, net of $4,500 of offering costs paid in cash

Issuance of stock valued at $2.00/share for debt and interest	3,350	3	6,698	--	--	6,701

Warrants issued for deferred offering costs	-	-	11,265	-	-	11,265

Issuance of stock pursuant to private placement
$4.00 per share, net of $1,173 of offering costs paid in cash	162,450	162	648,465	(150)	-	648,477

Fair value of share-based compensation	-	-	272,807	-	-	272,807

Issuance of stock pursuant to warrant exercise at $0.02/warrant	25,000	25	475			500

Net loss	-	-	-	-	(736,381)	(736,381)
Balance, December 31, 2007	1,418,350	1,418	2,511,097	(150)	(1,073,878)	1,438,487

Issuance of stock pursuant to unit offering
$5.10 per unit, net of underwriting fees of $510,000
and offering costs of $587,160	1,000,000	1,000	1,655,949	-	-	1,656,949
-Fair market value of 1,000,000 A warrants	-	-	1,119,628	-	-	1,119,628
-Fair market value of 2,000,000 B warrants	-	-	1,226,263	-	-	1,226,263

Fair value of share-based compensation	-	-	101,342	-	-	101,342

100,000 shares issued for U-Swirl intellectual property at $1.80/share	100,000	100	179,900	-	-	180,000

Net loss	-	-	-	-	(1,603,166)	(1,603,166)
Balance, December 31, 2008	2,518,350	$2,518	$6,794,179	$(150)	$(2,677,044)	$4,119,503

The accompanying Notes are an integral part of these financial statements.

HEALTHY FAST FOOD, INC.
STATEMENTS OF CASH FLOWS

	For the years ended
	December 31, 2008	December 31, 2007

Cash flows from operating activities:
Net (loss)	$(1,603,166)	$(736,381)
Adjustments to reconcile net (loss) to net
cash (used) by operating activities:
Depreciation and amortization	78,416	65,016
Amortization of franchise fees	1,751	1,750
Loss on impairment of prepaid franchise fees	217,500	-
Share-based compensation	101,342	272,807
Shares issued to acquire U-Swirl intellectual property	180,000	-
Stock issued for interest	-	700
Changes in operating assets and liabilities:
Royalty rebate receivable	(1,047)	(992)
Inventory	(29,875)	2,307
Prepaid expenses	(26,260)	(16,750)
Accounts payable and accrued liabilities	37,220	36,521
Accrued interest - related parties	(1,844)	(3,243)
Royalties payable	2,207	1,844
Deferred rent	119,738	(19,344)
Net cash (used) by operating activities	(924,018)	(395,765)

Cash flows from investing activities:
Tenant improvement allowance receivable	(50,210)	-
Deposits	(5,400)	(8,426)
Prepaid franchise fees	(140,000)	-
Purchase of fixed assets	(479,222)	(26,345)
Net cash (used) by investing activities	(674,832)	(34,771)

Cash flows from financing activities:
Net proceeds from issuance of common stock	4,002,840	1,552,627
Subscriptions receivable	-	(150)
Deferred offering costs	332,415	(321,150)
Payments on long-term capital lease	(4,783)	-
Payments on notes payable - related parties	-	(250,200)
Net cash provided by financing activities	4,330,472	981,127

Net change in cash	2,731,622	550,591

Cash, beginning of period	604,118	53,527

Cash, end of period	$3,335,740	$604,118

Supplemental disclosure of cash flow information:
Interest paid	$3,394	$6,106
Taxes paid	$-	$-
Value of warrants issued for offering costs	$-	$11,265
Number of shares issued for debt and interest	-	3,350
Value of shares issued for debt and interest	$-	$6,701
Capital lease obligations for property and equipment	$23,937	$-
Number of shares issued for intellectual property	100,000	-
Value of shares issued for intellectual property	$180,000	$-

The accompanying Notes are an integral part of these financial statements.

HEALTHY FAST FOOD, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

1.	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Healthy Fast Food, Inc. (the “Company”) was incorporated in the state of Nevada on November 14, 2005.

Evos Concept
The Company owns and operates an EVOS® fast food franchise restaurant located in Henderson, Nevada under franchise rights purchased from EVOS USA, Inc.  The Company also has secured the exclusive right to solicit EVOS® franchises on behalf of EVOS USA, Inc. as an area representative within a 12-state territory.

U-Swirl Concept
On September 30, 2008, the Company acquired the worldwide rights to the U-Swirl Frozen YogurtSM concept through its wholly-owned subsidiary, U-Swirl International, Inc.  U-SWIRL allows guests the ultimate choice in frozen yogurt by providing 16 non-fat flavors, including tart, traditional and no sugar-added options and more than 40 toppings, including seasonal fresh fruit, sauces, candy and granola. Guests serve themselves and pay by the ounce instead of by the cup size.

Increase in authorized capital; reverse stock split– As of June 29, 2007, the Company increased its authorized capital to 100,000,000 shares of common stock, $0.001 par value, and 25,000,000 shares of preferred stock, $0.001 par value.  In connection with this action, the Company amended and restated its articles of incorporation.  On June 30, 2007, the Company conducted a reverse split of its outstanding common stock on a 1-for-2 basis.  The accompanying financial statements and these notes have been retroactively restated to reflect the effect of the reverse stock split.

Restaurant operations; franchise agreement– The Company entered into a franchise agreement with EVOS USA, Inc. as of December 14, 2005, giving the Company the right to develop and operate one EVOS® fast food restaurant.  The Company opened its first restaurant in Henderson, Nevada and began restaurant operations in October 2006.  The initial term of the franchise agreement is 10 years, with two optional 5-year renewal periods.

As of December 31, 2007, the Company was obligated to pay EVOS USA, Inc. a royalty of 3.5% of net revenue generated by the restaurant.  The royalty fees are paid based upon the gross revenues derived from food and beverage sales exclusive of sales taxes.  During fiscal 2008 and 2007, the Company paid $26,685 and $24,567, respectively, in royalty fees to EVOS USA, Inc.

The Company may be required to spend at least 2% of gross sales on local marketing, and in the future, an additional 2% to a “system fund” that may be administered by EVOS USA, Inc.  EVOS USA, Inc. currently has a moratorium on the fund assessments until March 31, 2009, at which time it will determine if the funds are needed based on the number of opened stores both locally and nationally.  If the Company would have been required to pay to the marketing and system funds during fiscal 2008 and 2007, the pro forma impact would have been to increase the net loss and net loss per share by $12,636 and $21,457 and $0.01 and $0.02, respectively.

Under the franchise agreement, the Company (i) is required to comply with the rules and operating procedures established by EVOS USA, Inc.; (ii) is required to buy supplies and inventory from an approved suppliers list; and (iii) conditionally assigned its lease and telephone numbers and listings of the Henderson restaurant to EVOS USA, Inc. in order to secure the Company’s royalty payment and other performance obligations under the franchise agreement.

Franchise sales activities; area representative agreement– The Company signed an Area Representative Agreement (“ARA”) with EVOS USA, Inc. in December 2006.  Under the ARA, the Company has the exclusive right to sell EVOS® franchise rights in Arizona, California, Colorado, Kansas, Nevada, New Mexico, Ohio, Oklahoma, Oregon, Texas, Utah, and Washington.

HEALTHY FAST FOOD, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

Pursuant to the ARA as amended, the Company was committed to opening five restaurants by March 1, 2009.  Evos USA, Inc. may terminate the ARA in the event the development schedule is not met.  If the ARA were to be terminated, the Company would lose its exclusive 12-state territory rights and the 50% franchise fee and royalty fee splits discussed below.  However, the Company would not lose the right to continue developing restaurants.  The Company is dependent upon a successful equity offering in order raise capital to meet its ARA development schedule.

Under the ARA, the Company is entitled to receive 50% of the initial franchise fee revenue and 50% of the gross revenue royalty fee for all franchised EVOS® restaurants, including Company-owned restaurants, within the 12-state territory (except for the special arrangements relating to the initial franchise fees for the first eight third-party franchise locations, as stated below).  Since the Company-owned restaurants are similarly treated under the ARA, the Company pays a net 1.75% royalty on gross revenue per month to EVOS USA, Inc. commencing March 31, 2007.

Pursuant to the ARA, the Company paid cash of $6,458 per restaurant, or a total of $77,500, to EVOS USA, Inc. (see Note 7 for further discussion) for the rights to 12 Company-owned restaurants.  As consideration for the discounted franchise fees, the Company will forgo its right to receive 50% of the franchise fee revenue generated from the first eight restaurants awarded to third party franchisees within the Company’s 12-state territory.  (EVOS USA, Inc. has agreed to provide all of the upfront training for the first eight new franchisees within the Company’s 12-state territory.)

Use of estimates– The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

Segment Reporting – We provide segment reporting in accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which establishes annual and interim reporting standards for an enterprise’s business segments and related disclosures about its products, services, geographic areas and major customers. Our chief operating decision maker regularly reviews our operating results on a consolidated basis in deciding how to allocate resources and in assessing our operating performance.

Cash and cash equivalents– The Company considers all investments with an original maturity of three months or less to be a cash equivalent.  The Company’s cash in bank and short-term investments, at times, may exceed federally insured limits.  The Company has not experienced any losses in such accounts and, accordingly, the Company believes it is not exposed to any significant credit risk on cash and short-term investments.

Inventories– Inventories consisting of food, beverages, and supplies are stated at the lower of cost (FIFO) or market, including provisions for spoilage commensurate with known or estimated exposures which are recorded as a charge to Cost of Sales during the period spoilage is incurred.  The Company has no minimum purchase commitments with its vendors.  As of December 31, 2008, inventories consisted of the following: food and beverages $17,152, non-foods $26,298.  The Company did not incur significant charges to Cost of Sales for spoilage during fiscal 2008 or 2007.

Leasehold improvements, property and equipment– Leasehold improvements, property and equipment are stated at cost less accumulated depreciation.  Expenditures for property acquisitions, development, construction, improvements and major renewals are capitalized.  The cost of repairs and maintenance is expensed as incurred.  Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets, which are generally 5 to 10 years.  Leasehold improvements are amortized over the shorter of the lease term, which generally includes reasonably assured option periods, or the estimated useful lives of the assets.  Upon sale or other disposition of a depreciable asset, cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in ”Gain or Loss from Operations”.

HEALTHY FAST FOOD, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

The estimated useful lives are:

Leasehold improvements and buildings	5-20 years
Furniture and fixtures	3-10 years
Equipment	3-7 years

The Company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful lives of fixed assets or whether the remaining balance of fixed assets should be evaluated for possible impairment.  The Company uses an estimate of the related undiscounted cash flows over the remaining life of the fixed assets in measuring their recoverability.

Long-lived assets– Long-lived assets are evaluated when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets.  When any such impairment exists, the related assets will be written down to fair value.

Deferred offering costs– The Company capitalizes certain costs associated with the offering of its stock and adjusts the deferred cost to offset offering proceeds upon closing of the offering or expenses the costs upon abandonment of the offering.

Accounting Policy for Ownership Interests in Investees – The accompanying Consolidated Financial Statements include the accounts of the Company and its majority-owned subsidiary corporation, after elimination of all material intercompany accounts, transactions, and profits. Investments in unconsolidated subsidiaries representing ownership of at least 20% but less than 50%, are accounted for under the equity method. Nonmarketable investments in which the Company has less than 20% ownership and in which it does not have the ability to exercise significant influence over the investee are initially recorded at cost and periodically reviewed for impairment.

Deposits– Deposits consist of $151,617 in security deposits for mulitple locations, of which $87,604 was paid and $64,013 (in connection with the Company’s Henderson restaurant property lease) was unpaid as of December 31, 2008.  All deposits are carried at the lower of fair value or cost.

Franchise fees– Franchise fees paid to EVOS USA, Inc. are stated at cost.  Amortization of the franchise fees is calculated based on the straight-line method over the ten-year useful life of the franchise agreement.  In accordance with SFAS 142, paragraph 11, the useful life of an intangible asset is determined by the period over which the asset is expected to contribute either directly or indirectly to the future cash flows of the Company.  Franchise renewal fees are also recorded at cost and amortized over the useful life of the renewal term.  Upon closing or disposal of a restaurant, the accounts will be relieved of cost and accumulated amortization and the related gain or loss will be reflected in income from continued operations.  As of December 31, 2008, franchise fees consisted of $13,621 net of $3,879 of accumulated amortization.

Prepaid franchise fees– Prepaid franchise fees consist entirely of the advances and payments made to EVOS USA, Inc. in connection with the Company entering into the ARA agreement in December 2006.  The Company has the right to develop and operate an additional 12 EVOS® restaurants without paying additional franchise fees.  As the Company opens new restaurants, a proportional amount of prepaid franchise fees will be capitalized to franchise fees and amortized over the useful life of the franchise agreement in accordance with SFAS 142, paragraph 11.

Goodwill and intangible assets– The Company has adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”).  According to this statement, goodwill and intangible assets with indefinite lives are no longer subject to amortization, but rather an annual assessment of impairment by applying a fair-value based test.  Fair value for intangible assets is based on discounted cash flows.  Under SFAS 142, the carrying value of such assets is calculated at the lowest level for which there are identifiable cash flows.

HEALTHY FAST FOOD, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

SFAS 142 requires the Company to compare the fair value of the reporting unit to its carrying amount on an annual basis to determine if there is potential impairment.  If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the intangible asset within the reporting unit is less than its carrying value.

Insurance liability– The Company maintains various insurance policies for workers’ compensation, employee health, officer and director, general liability, and property damage.  Pursuant to these policies, the Company is responsible for losses up to certain limits and is required to estimate a liability that represents the ultimate exposure for aggregate losses below those limits.  No liability exists as of December 31, 2008, but in the event a liability is incurred, the amount will be based on management’s estimates of the ultimate costs to be incurred to settle known claims and claims not reported as of the balance sheet date.  Any future estimated liability may not be discounted and may be based on a number of assumptions and factors, including historical trends, actuarial assumptions, and economic conditions.  If actual trends differ from the estimates, future financial results could be impacted.

Rent– Rent expense for the Company’s lease, which provides for escalating rentals over the term of the lease, is recorded on a straight-line basis over the lease term.  The lease term began when the Company had the right to control the use of the property, which was before rent payments were actually due under the lease.  The difference between the rent expense and the actual amount payable under the terms of the lease is recorded as deferred rent in the financial statements pursuant to the FASB Staff Position No. 13-1 Accounting for Rental Costs Incurred During the Construction Period (“FSP 13-1”).  Rent totaling $22,439 was expensed and included as pre-opening costs during the year ended December 31, 2008.

On February 7, 2005, the Office of the Chief Accountant of the Securities and Exchange Commission issued a letter to the American Institute of Certified Public Accountants expressing its views regarding certain operating lease accounting issues and their application under generally accepted accounting principles in the United States of America(“GAAP”).  Management has determined that the appropriate interpretation of FASB Technical Bulletin No. 88-1, “Issues Relating to Accounting for Leases,” requires these allowances to be recorded as a leasehold improvement asset and deferred rent liability on the Balance Sheet and as both an investing activity (addition to property and equipment) and a component of operating activities on the Statements of Cash Flows.  For the years ended December 31, 2008 and 2007, the Company recorded additional leasehold improvements as they relate to leasing build-out incentives of $-0- and $87,744, respectively, and deferred rent of $207,482 and $87,744, respectively, in its Balance Sheet to reflect the unamortized portion of tenant improvement allowances and deferred rent liabilities for the existing leases.  The Company’s Statements of Cash Flows reflects cash reimbursements received for tenant improvement allowances during the periods presented as additions to property and equipment and an increase in operating activities.  As of December 31, 2008 and 2007, the Company has unamortized tenant improvement allowances of $91,673 and $60,859, respectively, and deferred rent liability balances of $207,482 and $87,744, respectively.

Advertising Expense– The Company recognizes advertising expense as incurred.  The Company recognized advertising expense totaling $80,016 and $79,825 for the years ended December 31, 2008 and 2007, respectively.

During the ordinary course of business, the Company enters into certain barter transactions whereby it issues redeemable coupons for product in exchange for advertising services.  The barter transactions included in advertising expense during fiscal 2008 and 2007 were valued at the fair market value of the advertising services received, or $-0- and $10,530, respectively.

Income taxes– The Company accounts for its income taxes in accordance with SFAS 109, which requires recognition of deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carry-forwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

HEALTHY FAST FOOD, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes.  Significant components of the Company’s deferred tax liabilities and assets as of December 31, 2008 and 2007 are as follows:

Deferred tax assets:	2008	2007
Net operating loss	$1,603,166	$1,073,878
Stock, options and warrants issued for services and financing costs	(101,342)	(220,579)
	1,501,824	853,299
Income tax rate	34%	34%
	510,620	290,122
Less valuation allowance	(510,620)	(290,122)
	$-	$-

Through December 31, 2008, a valuation allowance has been recorded to offset the deferred tax assets, including those related to the net operating losses.  During the year ended December 31, 2008, the Company determined that it was more likely than not that it would not realize its deferred tax assets and a valuation allowance was recorded.  At December 31, 2008, the Company had approximately $2,355,000 of federal and state net operating losses.  The net operating loss carryforwards, if not utilized will begin to expire in 2024.

Reconciliations of the U.S. federal statutory rate to the actual tax rate follows for the years ended December 31, 2008 and 2007 are as follows:

	2008	2007
U.S. federal statutory income tax rate	34.0%	34.0%
State tax - net of federal benefit	0.0%	0.0%
	34.0%	34.0%
Increase in valuation allowance	(34.0%)	(34.0%)
Effective tax rate	0.0%	0.0%

Fair value of financial instruments– SFAS 107, “Disclosure About Fair Value of Financial Instruments,” requires the Company to disclose, when reasonably attainable, the fair market values of its assets and liabilities which are deemed to be financial instruments.  As of December 31, 2008 and 2007 the carrying amounts and estimated fair values of the Company’s financial instruments approximate their fair value due to the short-term nature of such financial instruments.

Revenue, discounts and expense recognition– Revenue from restaurant sales is recognized when food and beverage products are sold.  The Company reduces revenue by sales returns and sales discounts.

Revenue earned as an area representative for EVOS USA, Inc. is derived from restaurants in the Company’s 12-state territory and will include initial franchise fees, continuing service fees, and royalties.  Continuing service fees and royalties are recognized in the period in which they are earned.  Except for the first eight franchises sold within the Company’s 12-state territory as discussed above, franchise fee revenue is recognized and fully earned upon the completion of the Company’s commitment to train of each of the EVOS® restaurants sold in the Company’s 12-state territory.  SFAS 45, paragraph 5 (a)-(c), stipulates that initial franchise fee revenue from a franchise sale should be recognized when the franchisor has substantially performed or satisfied all material services or conditions relating to the sale.  Substantial performance has occurred when the franchisor has: (a) no remaining obligations or intent to refund any cash received or to forgive any unpaid notes or receivables; (b) performed substantially all of the initial services required by the franchise agreement (such as providing assistance in site selection, obtaining facilities, advertising, training, preparing operating manuals, bookkeeping, or quality control); and (c) met all other material conditions or obligations.  The Company believes that completion of its training commitment satisfies the “substantial performance” definition outlined above.  The Company recognized $17,500 and $-0- in franchise fee revenue during fiscal 2008 and 2007, respectively.

Costs and expenses are recognized during the period in which they are incurred.

HEALTHY FAST FOOD, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

Restaurant pre-opening costs– Pre-opening costs, including wages, benefits and travel for the training and opening teams, food and other restaurant operating costs, are expensed as incurred prior to the opening of a restaurant.  During the years ended December 31, 2008 and 2007, these costs include $22,439 and $-0-, respectively, of rent paid since the adoption of the Financial Accounting Standards Board (“FASB”) Staff Position No. FAS 13-1 “Accounting for Rental Costs Incurred During a Construction Period,” (“FSP 13-1”) in January 2006.

Expenses of offering– The Company accounts for specific incremental costs directly to a proposed or actual offering of securities as a direct charge against the gross proceeds of the offering.  During the years ended December 31, 2008 and 2007, the Company incurred cash offering related costs of $587,160 and $5,673, respectively.

Stock-based compensation– In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment” (“SFAS 123R”), which replaces SFAS No. 123, and supersedes APB No. 25.  SFAS 123R requires all share-based payments to employees, including grants of Company stock options to Company employees, as well as other equity-based compensation arrangements, to be recognized in the financial statements based on the grant date fair value of the awards.  Compensation expense is generally recognized over the vesting period.  During fiscal 2008 and 2007, the Company recognized stock-based offering costs totaling $-0- and $11,265, respectively, and stock-based compensation expense totaling $101,342 and $272,807, respectively, associated with the issuance of warrants.  See Note 12 for further discussion.

Comprehensive income (loss)– The Company has no components of other comprehensive income.  Accordingly, net loss equals comprehensive loss for all periods.

Earnings (loss) per share– Basic earnings (loss) per share exclude any dilutive effects of options, warrants and convertible securities.  Basic earnings (loss) per share is computed using the weighted-average number of outstanding common stock during the applicable period.  Diluted earnings per share is computed using the weighted-average number of common and common stock equivalent shares outstanding during the period.  Common stock equivalent shares are excluded from the computation if their effect is antidilutive.  For the years ended December 31, 2008 and 2007, the Company had 705,000 common stock equivalent shares, respectively, which were considered antidilutive and excluded from the earnings (loss) per share calculations.

Concentration of risk– The Company’s operations and future business model are dependent in a large part on EVOS USA, Inc.’s ability to meet its obligations to provide operational support and expertise.  EVOS USA, Inc.’s inability to meet its obligations as franchisor may have a material adverse effect on the Company’s financial condition.

Geographic concentration– As of December 31, 2008, all of the Company’s revenues are derived from its restaurants located in Southern Nevada, which may be impacted in the event of a decline in the local economy.

New accounting pronouncements– In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP and expands disclosures about fair value measurements. For financial assets and liabilities, SFAS No. 157 was effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  In February 2008, the FASB issued Staff Position (FSP) No. 157-2 which delays the effective date of SFAS No. 157 one year for all nonfinancial assets and nonfinancial liabilities, except those recognized or disclosed at fair value in the financial statements on a recurring basis.  FSP 157-2 is effective for the Company beginning October 1, 2008.

In accordance with FSP 157-2, the Company may measure the remaining assets and liabilities beginning Q1 2009. The Company does not expect the adoption, if required, of SFAS No. 157, as amended by FSP 157-2, will have a material impact on its financial statements.

HEALTHY FAST FOOD, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

In December 2007, the FASB issued SFAS No. 141 (R), Business Combinations, and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements. SFAS No. 141 (R) requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquired entity at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary should be reported as equity in the financial statements. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. SFAS No. 141 (R) and SFAS No. 160 are effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. The Company does not expect the adoption of SFAS No. 141 (R) and SFAS No. 160 will have a material impact on its financial statements.

In March 2008, the FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS 161”), which is effective January 1, 2009. SFAS 161 requires enhanced disclosures about derivative instruments and hedging activities to allow for a better understanding of their effects on an entity’s financial position, financial performance, and cash flows. Among other things, SFAS 161 requires disclosure of the fair values of derivative instruments and associated gains and losses in a tabular format. Since SFAS 161 requires only additional disclosures about the Company’s current derivatives and hedging activities, the adoption of SFAS 161 will not affect its financial position or results of operations, should it acquire derivatives in the future.

In April 2008, the FASB issued FSP No. 142-3, Determination of the Useful Life of Intangible Assets. FSP No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. FSP No. 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. The Company does not expect the adoption of FSP No. 142-3 will have a material impact on its financial statements.

In June 2008, the FASB ratified the consensus reached on EITF Issue No. 07-05, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock. EITF Issue No. 07-05 clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock, which would qualify as a scope exception under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. EITF Issue No. 07-05 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption for an existing instrument is not permitted. The Company does not expect the adoption of EITF Issue No. 07-05 will have a material impact on its financial statements.

2.           CASH AND EQUIVALENTS

Concentration of Credit Risk for Cash Held at Banks
The company maintains cash balances at several banks. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000.

During the third quarter ended September 30, 2008, the Company invested $3,000,000 in 13-week maturity US Government Treasury Bills.  The T-Bills matured and were redeemed in full on January 9, 2009.

3.           TENANT IMPROVEMENT ALLOWANCE RECEIVABLE

During December 2008, the Company entered into a lease agreement for a new U-Swirl Yogurt restaurant.  According to the terms of the agreement, the lessor owes the Company $50,210 in cash for tenant improvements.  As of December 31, 2008, the lessor had not paid the Company the $50,210, therefore, the amount is shown as an amount receivable on the Company’s Balance Sheet.  The amount was received in full from the lessor in January 2009.

HEALTHY FAST FOOD, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

4.           FRANCHISE FEE INCOME

The Company recognized $18,450 and $0 in franchise fee income for the years ended December 31, 2008 and 2007, respectively.  The $17,500 recognized during the quarter ended December 31, 2008 represents 50% of the initial franchise fee for a new restaurant location purchased by a new franchisee within the Company’s 12 state territory, and is in accordance with the Company’s Area Representative Agreement with EVOS USA, Inc.

5.           LEASEHOLD IMPROVEMENTS, PROPERTY AND EQUIPMENT

Leasehold improvements, property and equipment consist of the following at December 31:

	2008	2007
Restaurant equipment	$197,476	$100,184
Machinery & equipment	31,122	29,995
Furniture and fixtures	159,218	95,032
Computer software	15,831	10,086
Computer equipment	18,807	2,707
Vehicles	23,937	-0-
Leasehold improvements	604,239	309,469
	1,050,630	547,473
Less: accumulated depreciation	(171,195)	(92,780)
Leasehold improvements, property and equipment, net	$879,435	$454,693

Depreciation and amortization expense for the years ended December 31, 2008 and 2007 totaled $78,416 and $65,016, respectively.

6.           CAPITAL LEASE

The Company leases its vehicle under an agreement that is classified as a capital lease. The cost of equipment under capital leases is included in the Balance Sheet as leasehold improvements, property, and equipment and was $23,937 and $23,927 at December 31, 2008, and December 31, 2007, respectively. Accumulated amortization of the leased equipment at December 31, 2008, and December 31, 2007, was approximately $4,200 and $-0-, respectively. Amortization of assets under capital leases is included in depreciation expense.

The future minimum lease payments required under the capital leases as of December 31, 2008, are as follows:

Year Ending December 31,	Amount
2009	$6,542
2010	6,542
2011	6,070
Total minimum lease payments	19,154
Less: Current maturities of capital lease obligations	(4,203)
Long-term capital lease obligations	$14,951

7.	FRANCHISE FEES AMORTIZATION

Amortization expense related to capitalized franchise fees for the years ended December 31, 2008 and 2007 totaled $1,751 and $1,750, respectively.

HEALTHY FAST FOOD, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

8.	INTEREST INCOME AND EXPENSE

Interest income for the years ended December 31, 2008 and 2007 totaled $53,987 and $18,778, respectively.

Interest expense for the years ended December 31, 2008 and 2007 totaled $3,394 and $6,106, respectively.

9.           PREPAID FRANCHISE FEES

On February 29, 2008, the Company paid EVOS, USA, Inc. $140,000 cash to extend its build-out requirements pursuant to the Area Representative Agreement from five restaurants due by May 31, 2008 to five restaurants due initially by December 1, 2008.  On September 12, 2008, the build-out requirements were further extended (without further cost to the Company) to be due by March 1, 2009.  The effect of the cash paid for the extension is to increase the prepaid franchise fees for 12 restaurants from $6,458 per restaurant to $18,125 per restaurant.

Impairment Loss on Prepaid Franchise Fees
During the first quarter ended March 31, 2009, the Company determined to terminate its relationship with Evos, USA and abandon the EVOS® ARA agreement.  The Company also determined that the viability of the EVOS® concept and franchise model was in question significant enough to abandon the ARA altogether.  Accordingly, the Company determined to impair its prepaid franchise fees and recorded a loss totaling $217,500 as of December 31, 2008.  However, the Company will continue to operate its two franchise stores under the EVOS®.

10.           STOCKHOLDERS’ EQUITY

These financial statements and related footnotes have been retroactively restated to reflect the effect of the reverse stock split which was effected on June 30, 2007.

The amended and restated articles of incorporation authorize a total of 100,000,000 shares of common stock, $0.001 par value, and 25,000,000 shares of preferred stock, $0.001 par value.  Common stock holders have all the rights and obligations that normally pertain to stockholders of Nevada corporations.  As of December 31, 2007, the Company had 1,418,350 shares of common stock issued and outstanding.  The Company has not issued any shares of preferred stock.

On November 30, 2005, the Company issued 700,000 shares of common stock (restricted) to seven founding individuals at $0.0025 per share for consideration totaling $1,750.

During 2006, the Company issued 300,000 shares of common stock (restricted) at $2.00 per share pursuant to a private placement offering.  The Company paid cash for offering costs of $55,122, receiving net cash proceeds of $544,878, and issued warrants valued at $99,192, in connection with the offering.

On August 17, 2006, the Company issued 550 shares of common stock (restricted) at $2.00 per share for services valued at $1,100.

The Company initiated a private placement in December 2006 for the sale of up to 500,000 shares of its $0.001 par value common stock (restricted) to accredited investors at $4.00 per share to raise $2,000,000 of additional equity capital.  As of December 31, 2007, subscriptions have been received from investors for 389,450 shares raising approximately $1,557,650 (before offering costs of approximately $5,673).  As of December 31, 2007, Subscriptions Receivable totaled $150.

On October 16, 2007, a warrant-holder exercised 25,000 warrants at $0.02 per warrant into 25,000 shares of the Company’s $0.001 par value common stock (restricted).

HEALTHY FAST FOOD, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

Initial Public Offering
On March 25, 2008, the Company closed its initial public offering and sold 1,000,000 units at $5.10 per unit to its underwriter for proceeds of $4,068,776 (net of underwriting fees totaling $510,000 and offering costs totaling $521,224).  Each unit consists of one share of $0.001 par value common stock, one “A” warrant exercisable into one share of common stock at $5.10 per share, and two “B” warrants exercisable into two shares of common stock at $10.20 per share.  The fair market values of the “A” and “B” warrants on the date of grant are based on the Black-Scholes-Merton valuation model and recorded to additional paid-in capital as of December 31, 2008 at $1,119,628 and $1,226,263, respectively.

Related Party Acquisition
On September 30, 2008, the Company closed its acquisition of the worldwide rights to the U-Swirl Frozen YogurtSM concept through its wholly-owned subsidiary, U-Swirl International, Inc., by issuing 100,000 shares of its $0.001 par value common stock to the owners of the U-Swirl concept.  The value of the acquisition is determined by the Company to be $180,000 based on the fair market value of the stock on the date of acquisition at $1.80 per share multiplied by the 100,000 shares issued.  The fair market value of the stock is used as the basis for valuation because it is the most “readily determinable” valuation method in accordance with FAS123R – Share-Based Compensation.  100% of the valuation amount is expensed as “Intellectual property acquired from related parties” because the sellers of the U-Swirl concept are grandchildren of the Company’s CEO, and no “capitalizable” costs (ie. legal or trademarking fees) were incurred by the sellers in developing the concept.

There were no other issuances of preferred or common stock as of December 31, 2008.

11.           STOCK OPTIONS AND WARRANTS

Stock Options – As of December 31, 2007, the Company had issued options to purchase 470,000 shares of common stock with a weighted average strike price of $4.40 per share.  The Company did not grant any new stock options during the year ended December 31, 2008.

Warrants – As of December 31, 2007, the Company had issued warrants to purchase 200,000 shares of common stock with a weighted average strike price of $2.98 per share, of which 25,000 had been exercised into 25,000 shares of the Company’s common stock.

On February 21, 2008, the Company issued a warrant to its corporate investor relations firm to purchase 60,000 units (each unit containing one share of common stock, one “A” warrant, and two “B” warrants) with an exercise price of $6.12 per unit for services relating to its investor relations.  The warrant has been valued at $101,342 using the Black-Scholes-Merton valuation model based upon the following assumptions: term of 5 years, a risk free interest rate of 2.8%, a dividend yield of 0%, and volatility of 40%.  The value of the warrants was allocated against additional paid in capital and investor relations expense.

			Weighted
	Number	Weighted	Average
	of	Average	Remaining
	Shares	Exercise Price	Contractual Life
			in Years
Balance, December 31, 2006	150,000	$1.47	9.50
Warrants granted and assumed	50,000	7.50	9.70
Warrants expired	-0-	-0-	-0-
Warrants canceled	-0-	-0-	-0-
Warrants exercised	(25,000)	-0-	-0-
Balance, December 31, 2007	175,000	2.98	8.58
Warrants granted and assumed	60,000	1.20	4.00
Warrants expired	-0-	-0-	-0-
Warrants canceled	-0-	-0-	-0-
Warrants exercised	-0-	-0-	-0-
Balance, December 31, 2008	235,000	$2.53	6.29

HEALTHY FAST FOOD, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

All warrants outstanding are exercisable as of December 31, 2008.

Fair Value of Equity Awards  - The above tables reflect the assumptions utilized to value the stock-based compensation as of December 31, 2008 under SFAS 123R and using the Black-Scholes-Merton valuation model.  The risk-free interest rate is based upon U.S. Treasury Rates for instruments with similar terms.  The full term of the options and warrants granted was used for the expected life since the options and warrants were granted to senior management and outside consultants where turnover is expected to be low and since they are expected to hold the options and warrants for the full term to obtain the maximum benefit.  The Company has not paid dividends to date and does not plan to pay dividends in the near future.  The volatility assumptions were derived from historical volatilities of competitors whose shares are traded in the public markets and are adjusted to reflect anticipated behavior specific to the Company.

Risk-free interest rate	2.8-4.92%
Expected life (years)	5-10 Yrs
Expected dividend yield	0.0%
Volatility	40.0%

12.           RELATED PARTY TRANSACTIONS

A Company officer/shareholder has donated 100 square feet of office space for Company use.  The estimated fair market value of the space is $70/month.  The annualized donated rent of $840 is considered immaterial to the financial statements and consequently not recorded on the Company’s financial statements.

The Company paid $48,000 in rent to a real estate holding company held jointly by the Company’s Chief Financial Officer and his spouse as compensation for the year ended December 31, 2008 pursuant to the Company’s employment agreement with the officer.

13.           OCCUPANCY AND RELATED EXPENSES

Occupancy and related expenses consists of the following for the nine months ended September 30, 2008 and 2007:

	2008	2007
Rent and CAM fees	$175,752	$80,516
Utilities	24,451	25,617
Occupancy and related expenses	$200,203	$106,133

Future minimum lease payments required under all leases as of December 31, 2008, are as follows:

2009	$270,624
2010	309,296
2011	260,582
2012	226,372
2013	224,497
Thereafter	33,230
$1,324,601

HEALTHY FAST FOOD, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

14.           COMMITMENTS AND CONTINGENCIES

Franchise agreement – On March 30, 2007, EVOS USA, Inc. modified the terms of the franchise agreement that governs the Company’s franchisor-franchisee relationship.  Under the modified terms, all franchisees will pay a royalty on gross revenues of 3.5% for the first year of operations, 4.5% for the second year of operations, and 5.5% for all subsequent years of operation.  The Company paid a 5.5% royalty on gross revenues for the period October 14, 2006, through March 30, 2007.  The royalty rate has been reduced for the Company’s Henderson restaurant to 3.5% until March 31, 2008, 4.5% until March 31, 2009, and 5.5% thereafter.  If the Company would have been required to pay the 5.5% royalty rate during the nine months ended September 30, 2008, the pro forma impact would have been to increase the net loss and net loss per share by $4,955 and $-0-, respectively.

Litigation– In the normal course of business, the Company is subject to proceedings, lawsuits and other claims.  Such matters can be subject to many uncertainties, and outcomes are not predictable with assurance.  The Company is not aware of the existence of any such matters at December 31, 2008, and has not provided for any such contingencies, accordingly.

15.           COMPANY’S OPERATIONS ARE CLASSIFIED INTO TWO PRINCIPAL REPORTABLE SEGMENTS: EVOS FRANCHISES AND U-SWIRL OPERATIONS

The Company manages its operations through two business segments: Evos franchises and U-Swirl International company-owned stores. Each unit owns and operates restaurants under the respective names.

The Company evaluates performance based on net operating profit. Administrative functions such as finance, treasury, and information systems are centralized. However, where applicable, portions of the administrative function expenses are allocated between the operating segments. The operating segments do not share any facilities. In the event any supplies and/or services are provided to one operating segment by the other, the transaction is valued according to the company’s transfer policy, which approximates market price. The costs of operating the restaurants are captured discretely within each segment. The Company’s leasehold improvements, property, and equipment, inventory, and results of operations are captured and reported discretely within each operating segment.

Summary financial information for the two reportable segments is as follows:

	2008	2007
Evos Franchise Operations:
Net sales	$665,458	$970,163
Operating loss	(263,737)	(16,037)
Assets	4,238,998	1,661,631
Cash and equivalents	3,147,607	604,118
Inventory	28,350	13,575
U-Swirl International Operations:
Net sales	$-0-	$-0-
Operating income	-0-	-0-
Assets	280,124	-0-
Cash and equivalents	188,133	-0-
Inventory	15,100	-0-

	2008	2007
Consolidated Operations:
Net sales	$665,458	$970,163
Operating loss	(1,653,759)	(749,053)
Assets	4,519,122	1,661,631
Cash and equivalents	3,335,740	604,118
Inventory	43,450	13,575

HEALTHY FAST FOOD, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

16.           SUBSEQUENT EVENTS

Impairment Loss on Prepaid Franchise Fees
During the first quarter ended March 31, 2009, the Company determined to terminate its relationship with Evos, USA and abandon the EVOS® ARA agreement.  The Company also determined that the viability of the EVOS® concept and franchise model was in question significant enough to abandon the ARA altogether.  Accordingly, the Company determined to impair its prepaid franchise fees and recorded a loss totaling $217,500 as of December 31, 2008.  The Company continues to operate its two franchise stores under the EVOS® during the first quarter ended March 31, 2009.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.      Other Expenses of Issuance and Distribution

The following table sets forth the estimated costs and expenses of the sale and distribution of the securities being registered, all of which are being borne by us.

Printing and engraving expenses*	$1,000
Accountant’s fees and expenses*	2,500
Legal fees and expenses*	10,000
Blue sky fees*	1,500
Total	$15,000
       _____________
*	Estimated and exclusive of expenses associated with the initial filing and the pre-effective amendment of the registration statement

Item 14.      Indemnification of Directors and Officers

Under the corporate laws of the State of Nevada and the registrant’s amended and restated Articles of Incorporation, the registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”).  The registrant’s amended Bylaws (Exhibit 3.2 hereto) also provide for mandatory indemnification of its directors and executive officers, and permissive indemnification of its employees and agents, to the fullest extent permissible under Nevada law.

The limitation of liability and indemnification provisions in our Articles of Incorporation and Bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty.  They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit the registrant and other stockholders.  Furthermore, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.  At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Insofar as we may permit indemnification for liabilities arising under the Securities Act to directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy, as expressed in the Securities Act and is, therefore, unenforceable.

Item 15.      Recent Sales of Unregistered Securities.

Within the past three years, the registrant has issued and sold the unregistered securities set forth in the table below.  All of the share amounts and per share amounts reflect the 1-for-2 reverse stock split implemented on June 30, 2007.

Date	Persons or Class of Persons	Securities	Consideration
January 2006 through September 2006	41 accredited investors (2)	300,000 shares of common stock	$600,000

Date	Persons or Class of Persons	Securities	Consideration
August 17, 2006	1 accredited investor (1)	550 shares of common stock	Services valued at $1,100
November 20, 2006	Ira J. Miller (1)(3)	Warrant to purchase 100,000 shares of common stock at $2.20 per share expiring January 24, 2016	Services valued at $121,387
December 2006 through June 2007	42 accredited investors (2)	389,450 shares of common stock	$1,557,800
February 22, 2007	InfusionCapital, LLC (1)	Warrant to purchase 50,000 shares of common stock at $7.50 per share expiring February 22, 2012	Consulting services valued at $11,265
March 13, 2007	2 accredited investors (2)	3,350 shares of common stock	Cancellation of promissory notes in the amount of $6,000 and accrued interest of $700
June 30, 2007	9 officers, directors and employees (1)	Options to purchase 375,000 shares of common stock at $4.40 per share expiring June 30, 2012	Services
June 30, 2007	3 consultants – Maria Conte, Paul Migliara and Lenard Grau (1)	Options to purchase 25,000 shares of common stock at $4.40 per share expiring June 30, 2012	Services – drafting of press releases (Conte), web site development (Migliara), real estate location services (Grau)
July 20, 2007	1 officer (Brad Beckstead) (1)	Options to purchase 70,000 shares of common stock at $4.40 per share expiring July 20, 2012	Services
October 16, 2007	Stephen T. Funari (1)	25,000 shares of common stock pursuant to exercise of warrant	$500
September 30, 2008	U Create Enterprises Incorporated (1)	100,000 shares of common stock	U-Swirl frozen yogurt concept
__________
(1)
The registrant relied upon the exemption from registration contained in Section 4(2) of the Securities Act, as the investors with deemed to be sophisticated with respect to the investment in the securities due to their financial condition and involvement in the registrant’s business.

(2)	The registrant relied upon the exemption from registration contained in Rule 506 of Regulation D under the Securities Act, as all of the investors were accredited investors.
(3)	Mr. Miller was granted this warrant as consideration for his service as our chief financial officer from December 2006 to June 2007 in lieu of salary.

No underwriters or placement agents were used and no commissions were paid in the above stock transactions.  Restrictive legends were placed on the certificates evidencing the securities issued in all of the above transactions.

Item 16.         Exhibits and Financial Statement Schedules

Regulation S-K Number	Exhibit
1.1	Form of Underwriting Agreement (1)
3.1	Amended and Restated Articles of Incorporation (1)
3.2	Amended Bylaws (1)
4.1	Form of common stock certificate (1)
4.2	Form of Class A warrant (included in Exhibit 4.5) (1)
4.3	Form of Class B warrant (included in Exhibit 4.5) (1)
4.4	Form of unit certificate (1)
4.5	Form of Warrant Agreement between the Registrant and Computershare Trust Company, N.A. (1)
4.6	Form of Representative’s Purchase Warrants (1)
5.1	Opinion of Dill Dill Carr Stonbraker & Hutchings, P.C. (1)
10.1	EVOS Restaurant Franchise Agreement dated December 14, 2005 (1)
10.2	Conditional Assignment of Telephone Numbers and Listings to EVOS USA, Inc. dated December 14, 2005 (1)
10.3	Collateral Assignment and Assumption of Lease to EVOS USA, Inc. dated December 14, 2005 (1)
10.4	Addendum to Franchise Agreement dated February 6, 2006 (1)
10.5	2007 Stock Option Plan, as amended (1)
10.6	Promissory Note dated October 24, 2006 to Henry E. Cartwright and Ira J. Miller as Trustee of the Miller Family Trust dated July 18, 2000 (1)
10.7	Warrant to purchase common stock issued to Ira J. Miller dated November 20, 2006 (1)
10.8	Area Representative Agreement between EVOS USA, Inc. and Healthy Fast Food, Inc. dated December 1, 2006 (1)
10.9	Territory and Development Schedule Addendum to the Area Representative Agreement effective February 26, 2007 (1)
10.10	Letter agreement with EVOS USA, Inc. dated July 10, 2007 (1)
10.11	Contract of Employment with Brad Beckstead dated July 25, 2007 (1)
10.12	Letter agreement with EVOS USA, Inc. dated July 30, 2007 (1)
10.13	Letter agreement with EVOS USA, Inc. dated February 7, 2008 (1)
10.14	Asset Purchase Agreement with U-Swirl Yogurt, Inc. Dated September 19, 2008 (2)
16.1	Letter from Reeves, Evans, McBride & Zhang, LLP (1)
23.1	Consent of Dill Dill Carr Stonbraker & Hutchings, P.C. Reference is made to Exhibit 5.1
23.2	Consent of L.L. Bradford & Company, LLC (2)
24	Power of Attorney. Reference is made to the signature page of this registration statement
_______________
(1)	Filed previously
(2)	Filed herewith

Item 17.       Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrantof expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1)          To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)           To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)          To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)           To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)           That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)           That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)           That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:  The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)           Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)           Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)           The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)           Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Henderson, State of Nevada, on June 3, 2009.

HEALTHY FAST FOOD, INC.

By:	/s/ Henry E. Cartwright
Henry E. Cartwright, President

Pursuant to the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Henry E. Cartwright	President, Chief Executive Officer and Director (Principal Executive Officer)	June 3, 2009
Henry E. Cartwright

/s/ Brad Beckstead	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	June 3, 2009
Brad Beckstead

*	Director	June 3, 2009
Gregory R. Janson

*	Director	June 3, 2009
Sam Dewar

*	Director	June 3, 2009
Rea M. Melanson

*By: /s/ Henry E. Cartwright, Attorney-in-fact

INDEX TO EXHIBITS
Regulation S-K Number	Exhibit
1.1	Form of Underwriting Agreement (1)
3.1	Amended and Restated Articles of Incorporation (1)
3.2	Amended Bylaws (1)
4.1	Form of common stock certificate (1)
4.2	Form of Class A warrant (included in Exhibit 4.5) (1)
4.3	Form of Class B warrant (included in Exhibit 4.5) (1)
4.4	Form of unit certificate (1)
4.5	Form of Warrant Agreement between the Registrant and Computershare Trust Company, N.A. (1)
4.6	Form of Representative’s Purchase Warrants (1)
5.1	Opinion of Dill Dill Carr Stonbraker & Hutchings, P.C. (1)
10.1	EVOS Restaurant Franchise Agreement dated December 14, 2005 (1)
10.2	Conditional Assignment of Telephone Numbers and Listings to EVOS USA, Inc. dated December 14, 2005 (1)
10.3	Collateral Assignment and Assumption of Lease to EVOS USA, Inc. dated December 14, 2005 (1)
10.4	Addendum to Franchise Agreement dated February 6, 2006 (1)
10.5	2007 Stock Option Plan, as amended (1)
10.6	Promissory Note dated October 24, 2006 to Henry E. Cartwright and Ira J. Miller as Trustee of the Miller Family Trust dated July 18, 2000 (1)
10.7	Warrant to purchase common stock issued to Ira J. Miller dated November 20, 2006 (1)
10.8	Area Representative Agreement between EVOS USA, Inc. and Healthy Fast Food, Inc. dated December 1, 2006 (1)
10.9	Territory and Development Schedule Addendum to the Area Representative Agreement effective February 26, 2007 (1)
10.10	Letter agreement with EVOS USA, Inc. dated July 10, 2007 (1)
10.11	Contract of Employment with Brad Beckstead dated July 25, 2007 (1)
10.12	Letter agreement with EVOS USA, Inc. dated July 30, 2007 (1)
10.13	Letter agreement with EVOS USA, Inc. dated February 7, 2008 (1)
10.14	Asset Purchase Agreement with U-Swirl Yogurt, Inc. Dated September 19, 2008 (2)
16.1	Letter from Reeves, Evans, McBride & Zhang, LLP (1)
23.1	Consent of Dill Dill Carr Stonbraker & Hutchings, P.C. Reference is made to Exhibit 5.1
23.2	Consent of L.L. Bradford & Company, LLC (2)
24	Power of Attorney. Reference is made to the signature page of this registration statement
_____________
(1)	Filed previously
(2)	Filed herewith